Filed Pursuant to Rule 424(b)(5)
Registration Number 333-142337

Prospectus Supplement
(To Prospectus dated May 11, 2007)

4,347,826 Shares

Common Stock

This is a public offering of common stock of A. M. Castle & Co. We are selling 2,347,826 shares of common stock and the selling stockholders identified in this prospectus supplement are selling an additional 2,000,000 shares. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

Our common stock is traded on the American Stock Exchange and the Chicago Stock Exchange under the symbol “CAS.” Our common stock has been approved for listing on the New York Stock Exchange under the symbol “CAS.” We intend to delist our common stock from the Chicago Stock Exchange and no longer trade on the American Stock Exchange. On May 23, 2007, the last reported sale price of our common stock on the American Stock Exchange was $34.08 per share.

Investing in our common stock involves a high degree of risk.  See “Risk Factors” beginning on page S-6 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$33.00	$143,478,258
Underwriting discount	$1.8975	$8,250,000
Offering proceeds to us, before expenses	$31.1025	$73,023,258
Offering proceeds to selling stockholders, before expenses	$31.1025	$62,205,000

We have granted the underwriters an option for a period of 30 days to purchase up to 652,174 additional shares of our common stock on the same terms and conditions set forth above to cover over-allotments, if any.

The underwriters expect to deliver the shares of common stock to purchasers on or about May 29, 2007.

Joint Book-Running Lead Managers

William Blair & Company	Jefferies & Company

KeyBanc Capital Markets	Davenport & Company LLC

The date of this prospectus supplement is May 23, 2007.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Offers to sell, and solicitations of offers to buy, shares of our common stock are being made only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is current as of the respective dates such information is presented. Our business, financial condition, results of operations and prospects may have changed since those dates.

S-i

Market data and industry statistics used in this prospectus supplement and the accompanying prospectus are based on independent industry publications and other publicly available information. Neither we nor the underwriters have independently verified, and neither we nor the underwriters guarantee, the accuracy of any of this information. Accordingly, you should not place undue reliance on this information.

Unless otherwise indicated or the context otherwise requires, in this prospectus supplement:

•	“A. M. Castle,” the “Company,” “we,” “us” and “our” refer to A. M. Castle & Co. and its subsidiaries;

•	“Transtar” refers to Transtar Intermediate Holdings #2, Inc. and its subsidiaries, a leading supplier of high performance aluminum alloys to the aerospace and defense industries, which we acquired on September 5, 2006;

•	the information in this prospectus supplement and the accompanying prospectus assumes that the underwriters do not exercise their option to purchase additional shares of common stock.

S-ii

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more information, some of which may not apply to this offering or may have been updated in the first part of this prospectus. If the description of this offering or any other matter varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement. Because this is only a summary, it does not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and accompanying prospectus carefully, especially “Risk Factors” beginning on page S-6, the Unaudited Pro Forma Condensed Combined Financial Information with respect to the Transtar acquisition, incorporated by reference into this prospectus supplement or the accompanying prospectus, and our consolidated financial statements and related notes, incorporated by reference into this prospectus supplement or the accompanying prospectus, before making an investment decision.

Our Company

We believe that we are a leading distributor and provider of processed specialty metals and plastics to a wide range of commercial customers serving principally the North American market, but with a significantly growing global presence. We focus on engineered and specialized grades of materials including specialty stainless steel, aluminum, high performance nickel alloys and titanium, in a variety of forms such as bars, tubing, extrusions, plates, sheets and coil. We perform processing services to meet customer requirements, such as cutting, grinding, shearing, heat treating, burning and annealing. We also distribute a wide variety of plastics and offer value-added plastics services such as cutting, bending and forming.

We operate as an intermediary between our diversified customer base and primary materials producers. We purchase metals and plastics from many producers in large lots that we hold in distribution centers until sold, usually in smaller quantities and often with some value-added processing services performed. Our ability to provide quick delivery of a wide variety of specialty metals and plastics products, together with our processing capabilities, reduces our customers’ need to order the large quantities required by producing mills or to perform additional material processing services. As a result, our services are an integral component of our customers’ supply chain management.

Our diversified customer base includes Fortune 500 companies as well as thousands of medium and smaller sized firms, with no single customer representing more than 3% of our 2006 net sales. We distribute metals across a broad range of industries including aerospace and defense, oil and gas, mining and heavy earth-moving equipment, power generation and transportation. We distribute plastics to a variety of retail, marine, transportation and general manufacturing customers. We serve our customers from 62 metals and plastic service centers in North America and Europe.

We significantly expanded our capabilities and customer base in the aerospace and defense market through our acquisition of Transtar in September 2006. Transtar is a leading supplier of high-performance aluminum alloys in the aerospace and defense industries, supporting the ongoing requirements of those markets with a broad range of inventory, processing and supply chain services. As a result of this acquisition, we have expanded access to aerospace customers and avenues to cross-sell our other products into this growth market. The acquisition expanded our customer base and deepened our relationships with large aluminum mills, giving us increased access to product which is currently in high demand and in short supply. In addition, the acquisition provides us with the benefits of greater access to certain inventories and purchasing synergies, as well as processing and distribution facilities in Europe and an existing platform to sell to markets in Asia and other international markets. Transtar is included in our Metals segment.

Industry Overview

Metals service centers act as supply chain intermediaries between primary metals producers, which necessarily deal in bulk quantities of metals in order to achieve economies of scale, and end-users in a variety of industries that require specialized metal products in significantly smaller quantities. Service centers manage the differences in lead times that exist in the supply chain. While Original Equipment Manufacturers, which we refer to as OEMs, and other customers often demand delivery within hours, the lead time required by primary metals producers can be as long as several months. Metals service centers also add value to their customers by aggregating purchasing, warehousing and distribution across a number of end users and by processing metals to meet specific customer needs. Metals service centers accounted for approximately one quarter of U.S. steel shipments in 2005 based on volume and generated more than $115 billion in net sales in 2005 according to purchasing.com.

Our Competitive Strengths

•	Broad Product Offerings. We have the ability to act as a one-stop shop for our customers, who are looking for one source for a broad array of standard and specialty products. We offer a breadth of specialty grades of metals, alloys and plastics, and are able to meet very tight specifications for our customers.

•	Leading Presence in the Global Aerospace Market. We believe we are one of a limited number of companies capable of servicing the needs of global aerospace firms due to the aerospace industry’s exacting performance standards and its need for global distribution capabilities.

•	Global Reach. We can deliver products to customers in markets around the world, enabling us to serve our global customers effectively and efficiently.

•	Comprehensive Processing Capabilities. Approximately half of our volume in both metals and plastics is processed to precise specifications as dictated by our customers’ wide-ranging needs.

•	Extensive Supplier Relationships. The scale of our materials purchases enables us to achieve purchasing leverage with our primary suppliers to ensure availability and competitive pricing.

•	Inventory Management Expertise. Investing in technology systems to manage our inventory has enabled us to reduce our days’ sales in inventory, increase capital investment in our distribution capabilities and provide supply chain solutions to our customers to create a stronger value proposition.

•	Veteran Management Team. Our management team has an average of over 20 years of industry experience and an average tenure with us of 15 years.

Our Growth Strategy

•	Expand Our Specialty Products and Services. We are focused on becoming the foremost provider of specialty metals products and services and specialty supply chain solutions for targeted industries.

•	Invest in Specific Market Segments. Using the Transtar acquisition as a model, we expect to continue developing industry-leading positions in specific high-growth market segments where we can leverage our specialty expertise to service customers with complex needs.

•	Establish a Global Market Position. We plan to build upon our strong presence in North America and further expand our global reach by leveraging our scalable platform to follow our OEM customers into select international markets.

•	Capture Expected Benefits and Opportunities with Transtar. We plan to continue to cross-sell into Transtar’s strong aerospace and defense customer base and to leverage purchasing power with Transtar’s suppliers.

Our Corporate Information

We were originally incorporated in Illinois in 1890 and reincorporated in Delaware in 1966. In 2001, we reincorporated in Maryland by merging into a subsidiary incorporated in Maryland. Our corporate and executive offices are located at 3400 N. Wolf Road, Franklin Park, Illinois 60131, and our telephone number at that address is (847) 455-7111. We maintain a website at www.amcastle.com. The information contained in our website is not a part of, and is not incorporated by reference into, this prospectus supplement or the accompanying prospectus.

This Offering

Common stock offered by us	2,347,826 shares

Common stock offered by the selling stockholders	2,000,000 shares

Common stock to be outstanding after this offering	21,368,911 shares

Use of proceeds	We intend to use the net proceeds from the sale of shares by us in this offering to repay a portion of our indebtedness under our senior credit facility, which we incurred in connection with our acquisition of Transtar, and for general working capital purposes. Under the terms of our Amended and Restated Credit Agreement, we are required to fully repay our term loan with a portion of the proceeds that we will receive from this offering. We will not receive any of the proceeds from the sale of common stock by the selling stockholders. See “Use of Proceeds.”

American Stock Exchange symbol and proposed New York Stock Exchange symbol	“CAS”

The number of shares of common stock to be outstanding after this offering is based on 19,021,085 shares outstanding as of May 23, 2007 and:

•	excludes 425,588 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $9.17 per share;

•	excludes 1,375,544 additional shares of common stock that are reserved for future grants, awards or sale under our stock plans; and

•	includes 1,801,223 shares of common stock issuable upon conversion of our Series A Cumulative Convertible Preferred Stock, or Series A Preferred Stock. All of our Series A Preferred Stock will be converted into common stock immediately prior to the completion of this offering.

Unless otherwise indicated, all information contained in this prospectus supplement and the accompanying prospectus assumes the underwriters do not exercise their option to purchase additional shares of common stock from us.

Summary Consolidated Financial Data

The following table presents a summary of our historical consolidated financial data. When you read this summary consolidated financial data, it is important that you read along with it the historical financial statements and related notes, as well as the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus supplement. In September 2006, we completed our acquisition of Transtar. For financial information about Transtar, please see the consolidated financial statements of Transtar for the years ended December 31, 2004 and 2005 and the unaudited pro forma condensed combined financial information for the six month period ended June 30, 2006 and the years ended December 31, 2006 and December 31, 2005, which are incorporated by reference hereto. We have derived the statement of operations data and statement of cash flows data for 2004, 2005 and 2006 and the balance sheet data at December 31, 2005 and December 31, 2006 from our consolidated financial statements, which are incorporated by reference in this prospectus supplement.

	Year Ended December 31,			Quarter Ended March 31,
	2004	2005	2006	2006	2007
	(Dollars in millions, except share data)

STATEMENT OF OPERATIONS DATA:
Net sales	$761.0	$959.0	$1,177.6	$279.2	$375.4
EBITDA(1)	45.4	84.8	110.0	29.8	34.9
Net income	15.4	38.9	55.1	16.0	15.8
Diluted earnings per share	0.82	2.11	2.89	0.86	0.81
Cash dividends declared per common share	—	—	0.24	0.06	0.06
Interest expense, net	9.0	7.3	8.3	1.1	4.3
Discount on sale of accounts receivable	0.9	1.1	—	—	—
Loss on extinguishment of debt	—	4.9	—	—	—
Provision for income taxes	11.3	23.2	33.3	10.2	9.9
Net income applicable to common stock	14.5	37.9	54.2	15.8	15.6
STATEMENT OF CASH FLOWS DATA:
Capital expenditures	5.3	8.7	12.9	5.0	2.2

	At December 31,		At March 31,
	2005	2006	2007	2007
	Actual	Actual	Actual	As Adjusted
				for Offering(2)

BALANCE SHEET DATA:
Total assets	$423.7	$655.1	$712.3	$712.3
Long-term debt	80.1	102.9	101.2	74.2
Total debt	80.1	226.1	226.9	154.4
Stockholders’ equity	175.5	215.9	232.5	305.1

(1)	EBITDA is defined as earnings before interest, discount on sale of accounts receivable, taxes, depreciation and amortization and debt extinguishment expense.

(2)	Adjusted to reflect the impact of this offering and the application of the net proceeds as if this offering occurred on March 31, 2007 based on the public offering price set forth on the cover page of this prospectus supplement.

The financial statements included in this prospectus supplement contain a non-GAAP disclosure, EBITDA, which consists of income before provision for income taxes plus depreciation and amortization, discount on sale of accounts receivable, debt extinguishment expense and interest expense, less interest income. EBITDA is presented as a supplemental disclosure because this measure is widely used by the investment community for evaluation purposes and provides the reader with additional information in analyzing the Company’s operating results. EBITDA should not be considered as an alternative to net income or any other item calculated in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, or as an indicator of operating performance. Our definition of EBITDA used here may differ from that used by other companies. A reconciliation of EBITDA to net income is provided per SEC requirements.

				For the Three Months
	For the Year Ended December 31,			Ended March 31,
	2004	2005	2006	2006	2007
	(Dollars in millions)

EBITDA RECONCILIATION:
Net income	$15.4	$38.9	$55.1	$16.0	$15.8
Depreciation and amortization expense	8.8	9.4	13.3	2.4	4.9
Interest expense, net	9.0	7.3	8.3	1.1	4.3
Loss on extinguishment of debt	—	4.9	—	—	—
Discount on sale of accounts receivable	0.9	1.1	—	—	—
Provision for income taxes	11.3	23.2	33.3	10.2	9.9

EBITDA	$45.4	$84.8	$110.0	$29.8	$34.9

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following factors, as well as the other information contained in this prospectus supplement as well as the accompanying prospectus, before deciding to invest in shares of our common stock. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment in our common stock.

Risks Related to Our Business

Our future operating results depend on a number of factors beyond our control, such as the prices for metals, which could cause our results to be adversely affected.

The prices we pay for raw materials, both metals and plastics, and the prices we charge for products, may fluctuate depending on many factors not in our control, including general economic conditions (both domestic and international), competition, production levels, import duties and other trade restrictions, and currency fluctuations. To the extent metals prices decline, we would generally expect to experience lower sales and possibly lower net income, depending on the timing of the price changes. To the extent we are not able to pass on to our customers any increases in our raw materials prices, our results of operations may be adversely affected. In addition, because we maintain substantial inventories of metals in order to meet the just-in-time delivery requirements of our customers, a reduction in our selling prices could result in lower profit margins or, in some cases, losses, either of which would reduce our profitability.

We service industries that are highly cyclical, and any downturn in our customers’ industries could reduce our revenue and profitability.

Many of our products are sold to customers in industries that experience significant fluctuations in demand based on economic conditions, energy prices, consumer demand and other factors beyond our control. As a result of this volatility in the industries we serve, when one or more of our customers’ industries experiences a decline, we may have difficulty increasing or maintaining our level of sales or profitability if we are not able to divert sales of our products to customers in other industries. We have made a strategic decision to focus sales resources on certain industry segments, specifically the aerospace and defense and oil and gas segments. As a result, there is some risk that adverse business conditions in these segments could be detrimental to our sales. We are also particularly sensitive to market trends in the manufacturing sector of the North American economy.

We may not be able to realize the benefits we anticipate from the Transtar acquisition.

We may not be able to realize the benefits we anticipate from the Transtar acquisition. Achieving those benefits depends on the timely, efficient and successful execution of a number of events, including our ability to successfully complete the integration of Transtar’s businesses. Factors that could affect our ability to achieve these benefits include:

•	difficulties in integrating and managing personnel, financial reporting and other systems used by Transtar’s businesses;

•	the failure of Transtar’s businesses to perform in accordance with our expectations;

•	any future goodwill impairment charges that we may incur with respect to the assets of Transtar;

•	failure to achieve anticipated synergies between our business units and the business units of Transtar; and

•	the loss of Transtar’s customers.

If Transtar’s businesses do not operate as we anticipate, it could materially harm our business, financial condition and results of operations. In addition, as a result of the Transtar acquisition, we assumed all of Transtar’s liabilities. We may learn additional information about Transtar’s business that adversely affects us, such as unknown or contingent liabilities, issues relating to internal controls over financial reporting and issues relating to compliance with the Sarbanes-Oxley Act or other applicable laws. As a result, we cannot assure you that the Transtar acquisition will provide us with the benefits we anticipate or will not, in fact, harm our business. Among other things, if Transtar’s liabilities are greater than projected, or if there are obligations of Transtar of which we were not aware at the time of completion of the acquisition, our business could be materially adversely affected.

A substantial portion of our sales are concentrated in the aerospace and defense industries and thus our financial performance is highly dependent on the conditions of those industries.

A substantial portion of our sales are concentrated to customers in the aerospace and defense industries. The segment results are directly tied to the economic conditions in the aerospace and defense industries. These industries tend to be highly cyclical, and capital spending by airlines, aircraft manufacturers, governmental agencies and defense contractors may be influenced by a variety of factors including current and predicted traffic levels, aircraft fuel pricing, labor issues, competition, the retirement of older aircraft, regulatory changes, the issuance of contracts, terrorism and related safety concerns, general economic conditions, worldwide airline profits and backlog levels. Additionally, a significant amount of work that we perform under contract in these industries tends to be for a few large customers. A reduction in capital spending in the aerospace or defense industries could have a significant effect on the demand for our products, which could have an adverse effect on our financial performance or results of operations.

Our substantial indebtedness could restrict our operating flexibility, adversely affect our financial position, decrease our liquidity and impair our ability to operate our business.

As of March 31, 2007, we had $226.9 million in total indebtedness. We incurred approximately $147.0 million in bank borrowings in connection with our acquisition of Transtar. As of March 31, 2007, after giving effect to this offering, we would have had approximately $154.4 million in indebtedness. Our high level of debt could adversely affect our operating flexibility and adversely affect our financial position in several significant ways, including the following:

•	a substantial portion of our cash flows from operations will be dedicated to paying interest and principal on our debt and, therefore, will not be available for other purposes;

•	our ability to borrow additional funds or capitalize on significant business opportunities may be limited; and

•	a portion of our debt will be subject to fluctuating interest rates, which could adversely affect our profits if interest rates increase.

We are vulnerable to interest rate fluctuations on our indebtedness, which could hurt our operating results.

We are exposed to various interest rate risks that arise in the normal course of business. We finance our operations with fixed and variable rate borrowings. Market risk arises from changes in variable interest rates. Under our revolving credit facility, our interest rate on borrowings is subject to changes based on fluctuations in the LIBOR and prime rates of interest.

Disruptions in the supply of raw materials could adversely affect our ability to meet our customer demands and our revenues and profitability.

We have few long-term contracts to purchase metals. Our top 10 suppliers accounted for 45% of our 2006 purchases with no single supplier accounting for more than 9% of our purchases. Accordingly, if for any reason our primary suppliers of metals should curtail or discontinue their delivery of raw materials to us at competitive prices and in a timely manner, our business could suffer. Unforeseen disruptions in our supply bases could materially impact our ability to deliver products to customers. The number of available suppliers could be reduced by factors such as industry consolidation and bankruptcies affecting steel and metal producers. If we are unable to obtain sufficient amounts of raw materials from our traditional suppliers, we may not be able to obtain such raw materials from alternative sources at competitive prices to meet our delivery schedules, which could have an adverse impact on our revenues and profitability.

Our industry is highly competitive, which may force us to lower our prices and may have an adverse effect on net income.

The principal markets that we serve are highly competitive and highly fragmented. Competition is based principally on price, service, quality, production capabilities, inventory availability and timely delivery. Competition in the various markets in which we participate comes from a large number of value-added metals processors and service centers on a regional and local basis, some of which have greater financial resources than we do and some of which have more established brand names in the local markets we serve. We also compete to a lesser extent with primary metals producers who typically sell to very large customers requiring shipments of large volumes of metal. Increased competition could force us to lower our prices or to offer increased services at a higher cost to us, which could reduce our gross margins and net income.

Our business could be adversely affected by a disruption to our primary distribution hub.

Our largest facility, in Franklin Park, Illinois, serves as a primary distribution center that ships product to our other facilities as well as external customers. This same facility also serves as our headquarters and houses our primary information systems. Our business could be adversely impacted by a major disruption at this facility in the event of:

•	damage to or inoperability of our warehouse or related systems;

•	a prolonged power or telecommunication failure;

•	a natural disaster such as fire, tornado or flood;

•	a work stoppage; or

•	an airplane crash or act of war or terrorism on-site or nearby, as the facility is located within seven miles of O’Hare International Airport (a major U.S. airport) and lies below certain take-off and landing flight patterns.

We have data storage and retrieval procedures that include off-site system capabilities. However, a prolonged disruption of the services and capabilities of our Franklin Park facility could adversely impact our financial performance. Additionally, we are in the process of implementing a new information technology system and any disruption relating to the implementation may have an adverse affect on our financial performance.

We operate in international markets, which expose us to a number of risks.

We serve and operate in certain international markets, which expose us to political, economic and currency related risks. We operate in Canada, Mexico, France, the United Kingdom and Asia. An act of war or terrorism could disrupt international shipping schedules, cause additional delays in importing our products into the United States or increase the costs required to do so. Fluctuations in the value of the U.S. dollar versus foreign currencies could reduce the value of these assets as reported in our financial statements, which could reduce our stockholders’ equity. If we do not adequately anticipate and respond to these risks and the other risks inherent in international operations, it could have a material adverse effect on our operating results.

Ownership of our stock is concentrated, which may limit stockholders’ ability to influence corporate matters.

Patrick J. Herbert, III, one of our directors, may be deemed to beneficially own 29.2% of our common stock after giving effect to the sale of the shares in this offering. This percentage assumes the conversion of all of our Series A Preferred Stock into common stock. Accordingly, Mr. Herbert and his affiliates will retain the voting power to substantially control the outcome of matters requiring a stockholder vote, including the election of directors and the approval of significant corporate matters. Such a concentration of control could adversely affect the market price of our common stock or prevent a change in control.

Some of our workforce is represented by labor unions, which may lead to work stoppages.

Approximately 284 of our employees are unionized, which represented approximately 14.1% of our employees at December 31, 2006. We cannot predict how stable our relationships with these labor unions will be or whether we will be able to meet union requirements without impacting our financial condition. The unions may also limit our flexibility in dealing with our workforce. Work stoppages and instability in our union relationships could negatively impact the timely production of our products, which could strain relationships with customers and cause a loss of revenues that would adversely affect our results of operations.

We could incur substantial costs in order to comply with, or to address any violations under, environmental and employee health and safety laws, which could significantly increase our operating expenses and reduce our operating income.

Our operations are subject to various environmental statutes and regulations, including laws and regulations governing materials we use. In addition, certain of our operations are subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. Our operations are also subject to various employee safety and health laws and regulations, including those concerning occupational injury and illness, employee exposure to hazardous materials and employee complaints. Certain of our facilities are located in industrial areas, have a history of heavy industrial use and have been in operation for many years and, over time, we and other predecessor operators of these facilities have generated, used, handled and disposed of hazardous and other regulated wastes. Currently pending and current or future unknown cleanup obligations at these facilities, or at off-site locations at which materials from our operations were disposed of, could result in future expenditures that cannot be currently quantified but which could have a material adverse effect on our financial position, results of operations or cash flows.

Antidumping and other duties could be imposed on us, our suppliers and our products.

The imposition of an antidumping or other increased duty on any products that we import could have a material adverse effect on our financial condition. For example, under United States law, an antidumping duty may be imposed on any imports if two conditions are met. First, the Department of Commerce must decide that the imports are being sold in the United States at less than fair value. Second, the International Trade Commission, or the ITC, must determine that a United States industry is materially injured or threatened with material injury by reason of the imports. The ITC’s determination of injury involves a two-pronged inquiry: first, whether the industry is materially injured and second, whether the dumping, and not other factors, caused the injury. The ITC is required to analyze the volume of imports, the effect of imports on United States prices for like merchandise, and the effects the imports have on United States producers of like products, taking into account many factors, including lost sales, market share, profits, productivity, return on investment and utilization of production capacity.

Increases in energy prices would increase our operating costs and we may be unable to pass these increases on to our customers in the form of higher prices, which may reduce our profitability.

We use energy to process and transport our products. Our operating costs increase if energy costs, including electricity, gasoline and natural gas, rise. During periods of higher energy costs, we may not be able to recover our operating cost increases through price increases without reducing demand for our products. In addition, we generally do not hedge our exposure to higher prices via energy futures contracts. Increases in energy prices will increase our operating costs and may reduce our profitability if we are unable to pass the increases on to our customers.

We may not be able to retain or expand our customer base if the United States manufacturing industry continues to erode.

Our customer base primarily includes manufacturing and industrial firms in the United States, some of which are, or have considered, relocating production operations outside the United States or outsourcing particular functions to locations outside the United States. Some customers have closed as they were unable to compete successfully with foreign competitors. The majority of our facilities are located in the United States and, to the extent our customers close or relocate operations to locations where we do not have a presence, we could lose all or a portion of their business.

Any prolonged disruption to our service centers could harm our business.

Our service centers permit us to process standardized products in large volumes while maintaining low operating costs. Any prolonged disruption in the operations of any of these facilities, whether due to labor or technical difficulties, destruction or damage to any of the facilities or otherwise, could materially adversely affect our business and results of operations.

Our operating results are subject to the seasonal nature of our customers’ businesses.

A portion of our customers experience seasonal slowdowns. Our revenues in the months of July, November and December traditionally have been lower than in other months because of a reduced number of shipping days and holiday or vacation closures for some customers. Consequently, our sales in the first two quarters of the year are usually higher than in the third and fourth quarters. Analysts and investors may inaccurately estimate the effects of seasonality on our results of operations in one or more future quarters and, consequently, our operating results may fall below analysts’ and investors’ expectations.

We may face product liability claims that are costly and create adverse publicity.

If any of the products we sell cause harm to any of our customers, we could be exposed to product liability lawsuits. If we were found liable under product liability claims, we could be required to pay substantial monetary damages. Further, even if we successfully defended ourself against this type of claim, we could be forced to spend a substantial amount of money in litigation expenses, our management could be required to spend valuable time in the defense against these claims and its reputation could suffer, any of which could harm our business.

Risks Relating to this Offering

Our stock price may be volatile, and you may not be able to resell your shares at or above the offering price.

The price of our common stock after this offering may fluctuate widely, depending on many factors, including:

•	differences between our actual financial and operating results and those expected by investors and analysts;

•	the liquidity of our stock;

•	changes in analysts’ recommendations or projections;

•	the operating results of other companies in the metals distribution industry;

•	the occurrence of natural disasters which cause a shortage of metals or other building materials; and

•	changes in general economic or market conditions.

In addition, renewed terrorist attacks, or threats of attacks, may contribute to global unrest, an economic slowdown and to instability in the U.S. and other global equity markets. All of these factors may increase the volatility of our stock price and could have an adverse effect on your investment in our common stock. As a result, our common stock may trade at prices significantly below the offering price, and you could lose a significant part of your investment in the event you choose to sell your shares.

We have various mechanisms in place that may prevent a change in control that stockholders may otherwise consider favorable.

In addition to the high concentration of insider ownership described above, our charter and by-laws and the Maryland General Corporation Law, or the MGCL, include provisions that may be deemed to have antitakeover effects and may delay, defer or prevent a takeover attempt that stockholders might consider to be in their best interests. For example, the MGCL, our charter and bylaws require the approval of the holders of two-thirds of the votes entitled to be cast on the matter to amend our charter (unless our Board of Directors has unanimously approved the amendment, in which case the approval of the holders of a majority of such votes is required), contain certain advance notice procedures for nominating candidates for election to our Board of Directors, and permit our Board of Directors to issue up to 10,000,000 shares of preferred stock. Furthermore, we are subject to the anti-takeover provisions of the MGCL that prohibit us from engaging in a “business combination” with an “interested stockholder” for a period of five years after the date of the transaction in which the person first becomes an “interested stockholder,” unless the business combination or stockholder interest is approved in a prescribed manner. The application of these and certain other provisions of our charter could have the effect of delaying or preventing a change of control of the Company, which could adversely affect the market price of our common stock.

If securities or industry analysts do not publish research or reports about our business or publish negative reports, our stock price and trading volume could decline and affect the price at which you could sell your shares.

The trading market for our common stock may be affected by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us publish negative reports about us, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports about us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. The occurrences could affect the price you could receive from the sale of your shares.

We may issue additional shares of common stock, which could affect the market price of our common stock and result in dilution of your holdings.

We may issue additional shares of common stock either in stock offerings or in connection with acquisitions of other businesses. Issuances of a substantial number of shares of common stock, or the perception that such issuances could occur, could adversely affect the prevailing market price of our common stock, and any issuance of our common stock will dilute the percentage ownership held by our common stockholders prior to issuance.

FORWARD-LOOKING STATEMENTS

The matters discussed in this prospectus supplement and the accompanying prospectus that are forward-looking statements are based on current management expectations that involve substantial risks and uncertainties, which could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will be,” “will continue,” “will likely result,” “would” and other words and terms of similar meaning in conjunction with a discussion of future operating or financial performance or future events. You should read statements that contain these words carefully, because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other “forward-looking” information.

The factors listed under “Risk Factors,” as well as any cautionary language in this prospectus supplement and the accompanying prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Although we believe that our expectations are based on reasonable assumptions, actual results may differ materially from those in the forward-looking statements as a result of various factors, including, but not limited to, those described above under the heading “Risk Factors” and elsewhere in this prospectus supplement and the accompanying prospectus. Before you invest in our common stock, you should read this prospectus supplement and the accompanying prospectus completely and with the understanding that our actual future results may be materially different from what we expect.

Forward-looking statements included in this prospectus supplement speak only as of the date of this prospectus supplement or as indicated in the statement. Forward-looking statements included in the accompanying prospectus speak only as of the date of the prospectus. Except as required under federal securities laws and the rules and regulations of the SEC, we do not have any intention, and do not undertake, to update any forward-looking statements to reflect events or circumstances arising after the date of this prospectus supplement, whether as a result of new information, future events or otherwise. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements included in this prospectus supplement or the accompanying prospectus or that may be made elsewhere from time to time by, or on behalf of, us. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of shares by us in this offering will be approximately $72.5 million, after deducting the estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders.

We intend to use the net proceeds we receive from this offering to repay a portion of the indebtedness under our senior credit facility, which we incurred in connection with our acquisition of Transtar, and for general working capital purposes. Under the terms of our Amended and Restated Credit Agreement, we are required to fully repay our term loan with a portion of the proceeds that we will receive from this offering. The indebtedness that we expect to repay includes $27.0 million of the term loan and $45.5 million of the revolving loan under our senior credit facility. These loans mature in 2011 and currently bear interest at 1.75% over LIBOR. Amounts repaid under the revolving loan may be redrawn from time to time for general corporate purposes, including acquisitions.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the American Stock Exchange and the Chicago Stock Exchange under the symbol “CAS.” Our common stock has been approved for listing on the New York Stock Exchange under the symbol “CAS.” We intend to delist our common stock from the Chicago Stock Exchange and no longer trade on the American Stock Exchange. On May 23, 2007 the approximate number of shareholders of record was 1,162. The table below sets forth the high and low sales prices for our common stock on the American Stock Exchange for the periods indicated.

	2005		2006		2007
Quarter	Low	High	Low	High	Low		High

First Quarter	$11.35	$17.25	$22.16	$31.31	$22.72		$30.85
Second Quarter	11.05	16.11	23.61	44.25	28.64	(1)	35.71	(1)
Third Quarter	13.88	17.97	25.34	34.86	—		—
Fourth Quarter	15.02	24.52	24.15	34.20	—		—

(1)	From April 1, 2007 to May 23, 2007.

As of May 23, 2007, the last reported sale price of our common stock on the American Stock Exchange was $34.08 per share.

DIVIDEND POLICY

We paid no dividends in 2005. We have declared and paid a dividend of $0.06 per share on our common stock in each of the quarters of 2006 and the first quarter of 2007. Our current dividend policy anticipates the payment of quarterly dividends in the future. The declaration and payment of dividends to holders of common stock will be in the discretion of our Board of Directors, will be subject to contractual restrictions contained in our then-existing credit facilities and will be dependent upon our future earnings, cash flows, financial condition and capital requirements, general business conditions, legal, tax, regulatory and other factors our Board of Directors deems relevant. In addition, under the terms of our charter, so long as any shares of our Series A Preferred Stock remain outstanding, we may not pay or declare dividends on our common stock unless we are current on our Series A Preferred Stock dividends, in which case we may pay cash dividends with respect to our common stock in an amount not to exceed $0.50 per share per year. Upon the conversion of all of the Series A Preferred Stock, the existing limitation on dividends in excess of $0.50 per share of common stock will no longer exist.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2007:

•	on an actual basis; and

•	as adjusted to reflect the completion of this offering and the application of our net proceeds from this offering, including the repayment of a portion of the indebtedness incurred in connection with the Transtar acquisition.

You should read the data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes incorporated by reference into this prospectus supplement.

	As of March 31, 2007
	Actual	As Adjusted(1)
	(In thousands, except
	share data)

Short-term debt	$125,749	$80,226
Current portion of long-term obligations	12,844	6,844
Long-term obligations:
Senior Notes	67,338	67,338
Term loan	21,000	—

	$226,931	$154,408
Stockholders’ equity:
Common stock, par value $0.01 per share, 30,000,000 shares authorized; 17,085,091 shares issued and outstanding; 21,234,140 shares issued and outstanding, as adjusted(2)	$170	$212
Preferred stock, par value $0.01 per share, 10,000,000 shares authorized; 12,000 shares issued and outstanding; no shares issued and outstanding as adjusted	11,239	—
Additional paid-in-capital	70,994	154,764
Deferred unearned compensation	(1,157)	(1,157)
Retained earnings	175,194	175,144
Accumulated other comprehensive loss	(17,895)	(17,895)
Treasury shares, at cost	(6,006)	(6,006)

Total stockholders’ equity	232,539	305,062

Total capitalization	$459,470	$459,470

(1)	Upon the completion of this offering and as presented on an as adjusted basis, approximately $27.0 million outstanding under our term loan and $45.5 million outstanding under our revolving loan will be repaid.

(2)	The number of shares of outstanding common stock includes the shares of common stock issuable upon conversion of the outstanding shares of Series A Preferred Stock. All of our Series A Preferred Stock will be converted into common stock immediately prior to the completion of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis was contained in our Annual Report on Form 10-K for the year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007. You should read the following discussion in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus and incorporated herein by reference. The following discussion of our historical consolidated financial statements covers periods before the consummation of this offering and the application of the proceeds from this offering. Accordingly, the discussion does not reflect the impact that this offering will have on us. See the information provided in “Risk Factors,” “Capitalization,” “Liquidity and Capital Resources” and elsewhere in this prospectus for further discussion relating to the impact of this offering on us. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from our expectations. Factors that could cause such differences include those described in “Risk Factors” and elsewhere in this prospectus.

Executive Overview

2006 marked several major accomplishments for us including record financial results, the launch of a new strategy for our metals business and the largest acquisition in our history.

Acquisition of Transtar

On September 5, 2006, we acquired all of the issued and outstanding capital stock of Transtar Intermediate Holdings #2, Inc. (“Transtar”), a wholly owned subsidiary of H.I.G. Transtar Inc. The results of Transtar’s operations have been included in the consolidated financial statements since that date. Transtar is included in our Metals segment.

Transtar is a leading supplier of high performance aluminum alloys to the aerospace and defense industries, supporting the on-going requirements of those markets with a broad range of inventory, processing and supply chain services. As a result of the acquisition, we have expanded our access to aerospace customers and avenues to cross-sell our other products into this high-growth market. The acquisition also provides us with the benefits of deeper access to certain inventories and purchasing synergies, as well as providing us with an existing platform to markets in Asia and other international markets.

The aggregate purchase price, net of cash acquired, was $175.6 million which includes the assumption of $0.7 million of foreign debt and $0.6 million of capital leases of Transtar. An escrow in the amount of $18 million funded from the purchase price was established to satisfy H.I.G. Transtar Inc.’s indemnification obligations under the Stock Purchase Agreement. The purchase price is subject to adjustment based on a final calculation of Transtar’s working capital at the date of acquisition. See Note 2 to the consolidated financial statements included elsewhere in this prospectus for additional information relating to the acquisition of Transtar.

Recent Market and Pricing Trends

In 2006, our primary markets exhibited continued strong underlying demand. Consolidated net sales for 2006 of $1,177.6 million were $218.6 million, or 22.8%, higher than 2005. The acquisition of Transtar contributed $77.9 million of the total net sales increase. Material price increases accounted for 8.0% of the growth with volume and product mix accounting for the balance of the year-over-year sales growth. The aerospace, oil and gas, mining and heavy equipment sectors were especially robust. Metals material pricing increased an average of 8.6% in 2006. Nickel-based product pricing was particularly high, increasing 21% during 2006. The overall 2006 metals supply was generally steady and reliable, with the exception of nickel steels and certain aerospace aluminum alloys, which continue to be rapidly consumed by the aerospace, oil and gas industries. Suppliers’ delivery lead times stretched in some cases to 22 weeks by year-end 2006 for certain nickel steels. We believe that our strong presence in the nickel steels marketplace niche and our relationships with primary nickel steels suppliers have us well-positioned to competitively service customer demand for these products. Select pricing for nickel sheet rose during 2006 and conversely, certain carbon steel prices have declined, but the overall mix of products within the Metals segment resulted in lower price volatility than in 2005.

Our Plastics segment reported 6.8% sales growth in 2006. Volume increased 3.9% and material price increases accounted for the balance of the year-over-year sales growth. Demand for our plastic products comes from different markets than those within the Metals segment, and tends to be more stable and less cyclical than our Metals segment historically. Plastic material prices were at high levels as 2006 came to a close. It is difficult to determine how long they will remain at the year-end 2006 levels. We will continue to assess our growth initiatives for this segment and may consider further geographic expansion alternatives as we have in the last few years.

Current Business Outlook

Historically, management has used the Purchaser’s Managers Index, or PMI, provided by the Institute of Supply Management (website is www.ism.ws) as one data point for tracking general demand trends in our customer markets. The following table shows PMI trends from the first quarter of 2004 through the first quarter of 2007. Generally, an index above 50.0 indicates continuing growth in the manufacturing sector of the U.S. economy. As the data indicates, the U.S. manufacturing economy was still growing at a modest pace as of the first quarter of 2007. Our revenue growth has historically improved over these same quarters. However, our first quarter 2007 volume growth on a consolidated basis, excluding Transtar, is approximately 5% less than the same quarter in 2006. We experienced our highest volume growth rate in the first quarter of 2006 versus any other quarter in recent years. Our first quarter 2007 volume, excluding Transtar, was up slightly versus each of the prior three quarters.

YEAR	Qtr 1	Qtr 2	Qtr 3	Qtr 4

2004	62.4	62.4	59.5	57.6
2005	55.7	53.2	55.8	57.2
2006	55.6	55.2	53.8	50.9
2007	50.8

A favorable PMI suggests that demand for our products and services should continue at their current high levels at least in the near-term. Though the PMI does offer some insight, management typically relies on our relationships with our supplier and customer base to assess continuing demand trends. We continued to enjoy favorable pricing for our products through the first quarter of 2007. Projected 2007 demand in the aerospace and oil and gas markets remain bullish, and general economic indicators do not currently suggest that a significant downturn in the Metals business is on the near-term horizon. The forecasted 2007 demand in the North American durable goods manufacturing sector, which is a leading economic indicator, continues to exhibit requirements above 2006 levels.

Results of Operations: Year-to-Year Comparisons and Commentary

Our discussion of comparative period results is based upon the following components of our consolidated statements of operations.

Net Sales  — We derive our revenues from the sale and processing of metals and plastics. Pricing is established with each customer order and includes charges for the material, processing activities and delivery. The pricing varies by product line and type of processing. We typically do not enter into any long-term fixed price arrangements with a customer without obtaining a similar agreement with our suppliers. Such arrangements are typical of customers in the aerospace and defense markets.

Cost of Materials — Cost of materials consists of the costs we pay suppliers for metals, plastics and related inbound freight charges. It excludes depreciation and amortization which are included in Other operating costs and expenses discussed below. We account for inventory primarily on a last-in-first-out (“LIFO”) basis. LIFO adjustments are calculated as of December 31 of each year. Interim estimates of the year-end LIFO charge or credit are determined based on inflationary or deflationary purchase cost trends and estimated year-end inventory levels. Interim LIFO estimates may require significant year-end adjustments. See Note 14 to the consolidated financial statements included elsewhere in this prospectus.

Other operating costs and expenses — Other operating costs and expenses primarily consist of (1) warehouse, processing and delivery expenses, which include occupancy costs, compensation and employee benefits for warehouse personnel, processing, shipping and handling costs; (2) selling expenses, which include compensation and employee benefits for sales personnel, (3) general and administrative expenses, which include compensation for executive officers and general management, expenses for professional services primarily attributable to accounting and legal advisory services, data communication and computer hardware and maintenance; and (4) depreciation and amortization expenses, which include depreciation for all owned property and equipment, and amortization of various long-lived intangible assets.

First Quarter 2007 Results Compared to First Quarter 2006

Our consolidated results by business segment are summarized in the following table for the quarter ended March 31, 2007 and 2006. Our first quarter 2007 net income included a $0.9 million after-tax charge for the write-off of our investments in information technology systems, which were under development and are included in our Metals segment reporting. During the quarter, we signed an agreement to purchase Oracle’s ERP system in support of our strategic growth initiative, leading to the accelerated write-off of our investment in our current systems.

Operating Results by Segment

	Quarter Ended
	March 31,		Fav/(Unfav)
	2007	2006	Fav/(Unfav)	% Change
	(Dollars in millions)

Net Sales
Metals	$346.6	$250.7	$95.9	38.3%
Plastics	28.8	28.5	0.3	1.1

Total Net Sales	$375.4	$279.2	$96.2	34.4%
Cost of Materials
Metals	$250.0	$177.1	$72.9	41.2%
% of Metals Sales	72.1%	70.6%	(1.5)%
Plastics	19.5	19.0	0.5	2.6%
% of Plastics Sales	67.7%	66.7%	(1.0)%

Total Cost of Materials	$269.5	$196.1	$73.4	37.4%
% of Total Net Sales	71.8%	70.2%	(1.6)%
Other Operating Costs and Expenses
Metals	$66.3	$47.1	$19.2	40.8%
Plastics	7.8	7.7	0.1	1.3
Other	2.8	2.2	0.6	27.3

Total Other Operating Costs & Expense	$76.9	$57.0	$19.9	34.9%
% of Total Net Sales	20.5%	20.4%	(0.1)%
Operating Income
Metals	$30.3	$26.5	$3.8	14.3%
% of Metals Sales	8.7%	10.6%	(1.9)%
Plastics	1.5	1.8	(0.3)	(16.7)%
% of Plastics Sales	5.2%	6.3%	(1.1)%
Other	(2.8)	(2.2)	(0.6)	(27.3)%

Total Operating Income	$29.0	$26.1	$2.9	11.1%
% of Total Net Sales	7.7%	9.3%	(1.6)%

“Other” — Operating loss includes the costs of executive, finance and legal departments, and other corporate activities which support both of our Metals and Plastics segments.

Acquisition of Transtar

On September 5, 2006, we acquired all of the issued and outstanding capital stock of Transtar Intermediate Holdings #2, Inc. (“Transtar”), a wholly owned subsidiary of H.I.G. Transtar Inc. The results of Transtar’s operations have been included in our consolidated financial statements since that date. These results and the assets of Transtar are included in our Metals segment. For more information regarding the acquisition of Transtar, refer to our 2006 Annual Report on Form 10-K. In order to present a consistent quarter-over-quarter analysis of financial condition and results of operation, we are disclosing herein the incremental impact of our recent acquisition.

Net Sales

Our consolidated net sales of $375.4 million increased 34.4%, or $96.2 million, versus the first quarter of 2006. Transtar added $72.8 million of net sales for the quarter and the remaining $302.6 million of net sales were $23.4 million, or 8.4%, ahead of the same quarter last year. Our metals segment sales of $346.6 million were $95.9 million, or 38.3%, ahead of last year. Of the 38.3% sales increase, 29.0% was attributable to Transtar and 14.4% was attributable to increased material pricing, offset by a 5.1% decline in volume.

Plastics segment sales of $28.8 million were $0.3 million, or approximately 1.1%, stronger than the same quarter of 2006. Volume and material pricing in the plastics segment were essentially flat versus the first quarter of 2006.

Cost of Materials

Consolidated first quarter 2007 costs of materials (exclusive of depreciation) increased $73.4 million, or 37.4%, to $269.5 million. The acquisition of Transtar contributed $50.8 million of the increase. The balance of the increase was due to higher material costs from suppliers, typically in the form of surcharges.

Other Operating Expenses and Operating Income

Total consolidated operating expenses of $76.9 million increased $19.9 million, or 34.9%, versus the first quarter of last year on a 34.4% increase in net sales. The Transtar acquisition added $15.9 million of the increase, the systems write-off accounted for $1.4 million, and general inflation on wages, benefits and other variable expenses account for the balance of the change.

Consolidated operating income of $29.0 million (7.7% of sales) is $2.9 million higher than the first quarter of last year largely reflecting continued top line growth.

Other Income and Expense, Income Taxes and Net Income

Equity in earnings of joint venture of $0.9 million was $0.3 million lower than in 2006, reflecting weaker automotive industry-related sales at our joint venture, Kreher Steel.

Our financing costs, which consist primarily of interest expense, were $4.3 million in the first quarter of 2007 which was $3.2 million higher than the same period in 2006. The primary driver of higher interest expense was our increased borrowings related to the acquisition of Transtar in September 2006.

Consolidated net income applicable to common stock was $15.6 million, or $0.81 per diluted share, in the first quarter of 2007 versus a consolidated net income applicable to common stock of $15.8 million, or $0.86 per diluted share, in the corresponding period of 2006. Transtar contributed $3.7 million to net income during the quarter. First quarter 2007 net income included a $0.9 million after-tax charge ($0.04 per diluted share) for the write-off of our prior investment in information technology systems.

2006 Results Compared to 2005

Consolidated results by business segment are summarized in the following table for years 2006 and 2005.

Operating Results by Segment

	Year Ended December 31,
	2006	2005	Fav/(Unfav)	% Change
	(Dollars in millions)

Net Sales
Metals	$1,062.6	$851.3	$211.3	24.8%
Plastics	115.0	107.7	7.3	6.8

Total Net Sales	$1,177.6	$959.0	$218.6	22.8%
Cost of Materials
Metals	$762.3	$603.9	$(158.4)	(26.2)%
% of Metals Sales	71.7%	70.9%	(0.8)%
Plastics	76.9	73.3	(3.6)	(4.9)%
% of Plastics Sales	66.9%	68.1%	1.2%

Total Cost of Materials	$839.2	$677.2	$(162.0)	(23.9)%
% of Total Sales	71.3%	70.6%	(0.7)%
Other Operating Costs and Expenses
Metals	$205.3	$172.0	$(33.3)	(19.4)%
Plastics	30.8	28.9	(1.9)	(6.5)
Other	9.8	9.7	(0.1)	—

Total Other Operating Costs & Expenses	$245.9	$210.6	$(35.3)	(16.8)%
% of Total Sales	20.9%	22.0%	1.1%
Operating Income
Metals	$95.0	$75.3	$19.7	26.2%
% of Metals Sales	8.9%	8.8%	0.1%
Plastics	7.3	5.6	1.7	30.4%
% of Plastics Sales	6.3%	5.2%	1.1%
Other	(9.8)	(9.7)	0.1	1.0%

Total Operating Income	$92.5	$71.2	$21.3	29.9%
% of Total Sales	7.9%	7.4%	0.5%

“Other” includes costs of executive, legal and finance departments which are shared by both of our segments.

Net Sales

Our consolidated 2006 net sales of $1,177.6 million increased $218.6 million, or 22.8%, versus 2005. The acquisition of Transtar contributed $77.9 million of the total net sales increase. Material price increases accounted for 8.0% of the growth with volume and product mix accounting for the balance of the year-over-year sales growth.

Metals segment sales during 2006 of $1,062.6 million were 24.8% or $211.3 million higher than 2005. Material price increases accounted for 8.8% of the growth with volume and product mix accounting for the balance of the year-over-year sales growth. The aerospace, oil and gas, mining and heavy equipment sectors were especially robust.

Plastics segment sales during 2006 of $115.0 million were 6.8% or $7.3 million higher than 2005. Volume increased approximately 3.9% during 2006, while material price increases contributed to the balance of the year-over-year sales growth.

Cost of Materials

Consolidated 2006 cost of materials (exclusive of depreciation) increased $162.0 million, or 23.9%, to $839.2 million. The acquisition of Transtar contributed $55.4 million.

Other Operating Expenses and Operating Income

On a consolidated basis, other operating costs and expenses increased $35.3 million, or 16.8%, over 2005 due to the inclusion of $19.4 million of Transtar’s other operating expenses and in support of higher overall customer demand. However, other operating expense declined as a percent of sales from 22.0% in 2005 to 20.9% in 2006 as we were able to leverage our expenses over higher sales.

2006 operating income of $92.5 million was $21.3 million, or 29.9%, ahead of last year. Solid underlying demand strengthened our operating income. Our 2006 operating profit margin (defined as operating income divided by net sales) increased to 7.9% from 7.4% in 2005.

Other Income and Expense, Income Taxes and Net Income

Interest expense of $8.3 million in 2006 increased $1.0 million versus 2005 on increased borrowings necessitated by the acquisition of Transtar. See “Liquidity and Capital Resources.”

Income tax expense increased to $33.3 million from $23.2 million in 2005. Our effective tax rate was 39.6% in 2006 and 40.1% in 2005.

Equity in earnings of our joint venture, Kreher Steel, was $4.3 million in 2006, the same as 2005.

Consolidated net income applicable to common stock of $54.2 million, or $2.89 earnings per diluted share in 2006 compared favorably to $37.9 million, or $2.11 earnings per diluted share in 2005.

2005 Results Compared to 2004

Consolidated results by business segment are summarized in the following table for years 2005 and 2004.

Operating Results by Segment

	Year Ended December 31,
	2005	2004	Fav/(Unfav)	% Change
	(Dollars in millions)

Net Sales
Metals	$851.3	$671.2	$180.1	26.8%
Plastics	107.7	89.8	17.9	19.9

Total Net Sales	$959.0	$761.0	$198.0	26.0
Cost of Materials
Metals	$603.9	$482.7	$(121.2)	(25.1)%
% of Metals Sales	70.9%	71.9%	1.0%
Plastics	73.3	60.7	(12.6)	(20.8)
% of Plastics Sales	68.1%	67.6%	(0.5)%

Total Cost of Materials	$677.2	$543.4	$(133.8)	(24.6)%
% of Total Sales	70.6%	71.4%	0.8%
Other Operating Costs and Expenses
Metals	$172.0	$155.4	$(16.6)	10.7%
Plastics	28.9	23.6	(5.3)	22.5
Other	9.7	7.1	(2.6)	36.6

Total Other Operating Costs & Expenses	$210.6	$186.1	$(24.5)	13.2%
% of Total Sales	22.0%	24.5%	2.5%
Operating Income
Metals	$75.3	$33.1	$42.2	127.5%
% of Metals Sales	8.8%	4.9%	3.9%
Plastics	5.6	5.5	0.1	1.8%
% of Plastics Sales	5.2%	6.1%	(0.9)%
Other	(9.7)	(7.1)	(2.6)	36.6%

Total Operating Income	$71.2	$31.5	$39.7	126.0%
% of Total Sales	7.4%	4.1%	3.3%

“Other” includes costs of executive, legal and finance departments which are shared by both of our segments.

Net Sales

Our consolidated 2005 net sales of $959.0 million were up $198.0 million, or 26.0%, versus 2004. Volume increased 6% and material price increases accounted for the balance of the year-over-year sales growth.

Metals segment 2005 sales of $851.3 million were 26.8%, or $180.1 million, ahead of 2004. Volume increased 6% during 2005 and the balance of the sales growth was due to higher pricing. The aerospace, oil and gas, mining and construction equipment, and truck and railroad equipment sectors were especially robust.

Plastics segment 2005 sales of $107.7 million were $17.9 million, or 19.9%, higher than 2004. Volume increased approximately 2% during 2005 while material price increases contributed the balance of year-over-year sales growth. The business experienced some softness in its retail point-of-purchase display and shelving markets during the third-quarter of 2005, affecting its year-over-year growth comparisons. The business rebounded back to historical levels by year-end 2005.

Cost of Materials

Consolidated 2005 cost of materials (exclusive of depreciation) increased $133.8 million, or 24.6%, versus 2004.

Other Operating Expenses and Operating Income

On a consolidated basis, 2005 other operating expenses increased $24.5 million, or 13.2%, versus 2004 in support of higher overall customer demand. However, other operating expense declined as a percent of sales from 24.5% in 2004 to 22.0% in 2005, as we were able to leverage our sales growth.

Our “Other” operating segment includes expenses related to executive, financial and legal services that benefit both of our operating segments. The $2.6 million increase in expense as compared to the prior year is primarily attributable to our long-term management incentive programs that were initiated in 2005.

Total 2005 operating income of $71.2 million was $39.7 million, or 126.0%, ahead of 2004. Solid underlying demand coupled with a lower, previously restructured cost base, strengthened our operating profits. Our 2005 operating profit margin increased to 7.4% from 4.1% in 2004.

Other Income and Expense, Income Taxes and Net Income

Interest expense of $7.3 million in 2005 declined $1.6 million versus the prior year on lower overall borrowings and reduced interest rates, stemming from our debt refinancing in the second half of 2005. As part of the refinancing of our long-term notes in the fourth quarter of 2005, we recorded a $4.9 million pre-tax charge related to the early termination of our former note agreements.

Income tax expense increased to $23.2 million in 2005 from $11.3 million in 2004 due to higher taxable income.

Equity in earnings of our joint venture, Kreher Steel, was $4.3 million in 2005, as compared to $5.2 million in 2004. During 2004, Kreher’s product lines experienced escalating material costs as compared to declining material costs in 2005.

Consolidated net income applicable to common stock of $37.9 million, or $2.11 earnings per diluted share in 2005 compared favorably to $14.5 million, or $0.82 per diluted share, in 2004.

Liquidity and Capital Resources

Our principal sources of liquidity are earnings from operations, management of working capital and the $210 million amended senior credit facility.

First Quarter 2007

Cash from operating activities in the first quarter of 2007 was $4.5 million. Working capital, excluding the current portion of long-term debt, of $121.4 million was up $18.0 million since the beginning of the year. Trade receivables of $189.9 million were up $28.9 million due to increased sales. Receivable days sales outstanding declined 4.2 days from December 31, 2006 to a level of 43.1 days reflecting strong collections during the quarter. Inventory at net book value of $237.5 million, including last-in, first-out reserves of $143.0 million, increased $35.1 million from December, 2006. Days sales in inventory of 121.7 days reflects higher receipts of nickel and aluminum materials in the first quarter.

Available revolving credit capacity is primarily used to fund working capital needs. As of March 31, 2007, we had outstanding borrowings of $108.5 million under our U.S. Revolver and had availability of $53.7 million. Our Canadian subsidiary had $0.5 million in outstanding borrowings under the Canadian Revolver and availability of $9.4 million at March 31, 2007.

We paid a cash dividend to our shareholders of $0.06 per common share, or $1.0 million, during the first quarter of 2007. We also paid $0.2 million in preferred stock dividends during the first quarter of 2007. Capital expenditures in the first quarter of 2007 were $2.2 million, reflecting typical equipment replacement and upgrades. Despite increased working capital levels, we reduced our debt, net of cash position, by $1.1 million since the beginning of the year.

Our principal payments on long-term debt, including the current portion of long-term debt, required over the next few years are summarized below:

Year Ending December 31,
(Dollars in thousands)

2007 (for the nine months April 1, 2007 to December 31, 2007)	$11,131
2008	12,998
2009	16,470
2010	13,220
2011	12,140
2012 and beyond	35,223

Total debt	$101,182

As of March 31, 2007, we remain in compliance with the covenants of our financial agreements, which require us to maintain certain funded debt-to-capital ratios, working capital-to-debt ratios and a minimum equity value as defined within the agreement.

Commitments and Contingencies

At March 31, 2007, we had $5.3 million of irrevocable letters of credit outstanding, $1.7 million of which were for compliance with the insurance reserve requirements of our workers’ compensation insurance carrier. The remaining $3.6 million was in support of our outstanding industrial revenue bonds.

We are the defendant in several lawsuits arising out of the conduct of our business. These lawsuits are incidental and occur in the normal course of our business affairs. It is our opinion, based on current knowledge, that no uninsured liability will result from the outcome of this litigation that would have a material adverse effect on our consolidated results of operations, financial condition or cash flows.

Year End 2006

Net cash from operating activities in 2006 was $29.8 million, driven by strong earnings; however, increased inventory levels to support the growth of our business along with higher payments for income taxes reduced net cash from operating activities when compared to the $57.9 million in cash generated in 2005.

In 2006 we continued our concerted efforts to manage our investment in inventory. The following chart depicts the improvements in inventory turns, as measured by average days’ sales in inventory (“DSI”) since 2004.

	2006	2005	2004

Average DSI	116.7	119.3	120.3

As a result of the acquisition of Transtar, accounts receivable increased $35.2 million, inventories increased $60.6 million, accounts payable increased $20.5 million and long-term deferred tax liabilities increased $28.7 million.

In September 2006, we entered into a $210 million amended senior credit facility with our lending syndicate. This facility replaced our $82.0 million revolving credit facility entered into in July, 2005. The amended senior credit facility provides for (i) a $170 million revolving loan (the “U.S. Revolver”) to be drawn on by us from time to time, (ii) a $30 million term loan (the “U.S. Term Loan” and with the U.S. Revolver, the “U.S. Facility”) and (iii) a Cdn. $11.1 million revolving loan (approximately $9.9 million in U.S. dollars)

(the “Canadian Facility”) to be drawn on by our Canadian subsidiary from time to time (collectively the “Amended Senior Credit Facility”). The revolving loans and term loans mature in 2011.

We used the proceeds from the $30 million U.S. Term Loan and $117 million of the amount available under the U.S. Revolver along with approximately $30 million of cash on hand to finance the acquisition of Transtar. The year-over-year reduction in cash balances is primarily attributable to our use of cash on hand to fund a portion of the acquisition price.

Available revolving credit capacity is primarily used to fund working capital needs. As of December 31, 2006, we had outstanding borrowings of $108.0 million under the U.S. Revolver and had availability of $54.7 million. There were no outstanding borrowings under the Canadian Facility.

As of December 31, 2006, we remained in compliance with the covenants of our credit agreements, which require us to maintain certain funded debt-to-capital and working capital-to-debt ratios, and a minimum book value of equity, as defined in the our credit agreements. A summary of covenant compliance is shown below.

		Actual
	Required	12/31/06

Debt-to-Capital Ratio(a)	< 0.55	0.43
Working Capital-to-Debt Ratio	> 1.00	1.43
Book Value of Equity(a)	$171.2 million	$237.2 million

(a)	In accordance with our Amended Senior Credit Facility, we are permitted to add back to Stockholders’ Equity the $21.3 million pension amount included in Accumulated Other Comprehensive Income for loan covenant compliance purposes. See our Consolidated Statement of Stockholders’ Equity and Note 13 to the consolidated financial statements included elsewhere in this prospectus for detailed information regarding the pension adjustment.

As of December 31, 2006, we had $12.0 million in outstanding trade acceptances with varying maturity dates ranging up to 120 days. The weighted average interest rate was 6.88%. A trade acceptance is a form of debt instrument having a definite maturity and obligation to pay and which has been accepted by an acknowledgement by the company upon whom it is drawn. As of December 31, 2006, we had $111.3 million of short-term debt which includes the $108 million revolver and excludes the $12.0 million in trade acceptances. See Note 9 to the consolidated financial statements included elsewhere in this prospectus for more information.

In 2006, we reinstituted a dividend on our common stock. When combined with the dividend paid on our preferred stock, we paid $5.0 million in dividends in 2006 versus $1.0 million, on the preferred stock only, in 2005.

Management believes we will be able to generate sufficient cash from operations and planned working capital improvements (principally from reduced inventories) to fund our ongoing capital expenditure programs, fund future dividend payments and meet our debt obligations.

Capital Expenditures

Capital expenditures for 2006 were $12.9 million as compared to $8.7 million in 2005. During 2006, the expenditures included spending associated with our new Birmingham, Alabama facility ($3.3 million) and our ongoing business system replacement initiative ($2.3 million), along with typical equipment replacement and upgrades.

Contractual Obligations and Other Commitments

At December 31, 2006, our contractual obligations, including estimated payments by period, were as follows:

		Less Than	One to	Three to	More Than
Payments Due In	Total	One Year	Three Years	Five Years	Five Years
	(Dollars in thousands)

Long-Term Debt Obligations	$101,383	$12,055	$28,802	$25,305	$35,221
Interest Payments on Debt Obligations(a)	30,708	6,818	10,915	6,851	6,124
Capital Lease Obligations	1,502	779	666	56	1
Operating Lease Obligations	67,795	15,006	25,071	16,311	11,407
Purchase Obligations(b)	226,415	218,018	8,397	—	—
Other(c)	6,319	6,319	—	—	—

Total	$434,122	$258,995	$73,851	$48,523	$52,753

(a)	Interest payments on debt obligations represent interest on all of our outstanding as of December 31, 2006. The interest payment amounts related to the variable rate component of our debt assume that interest will be paid at the rates prevailing at December 31, 2006. Future interest rates may change, and therefore, actual interest payments could differ from those disclosed in the table above.

(b)	Purchase obligations consist of raw material purchases made in the normal course of business.

(c)	The other category is comprised of deferred revenues that represent commitments to deliver products.

The above table does not include $16.3 million of other non-current liabilities recorded on our Consolidated Balance Sheets, as summarized in Notes 4 and 5 to the consolidated financial statements incorporated by reference in this prospectus. These non-current liabilities consist of liabilities related to our non-funded supplemental pension plan and postretirement benefit plans for which payment periods cannot be determined. Non-current liabilities also include the deferred gain on the sale of assets, which are principally the sale-leaseback transactions disclosed in Note 4 to the consolidated financial statements included elsewhere in this prospectus. The cash outflows associated with these transactions are included in the operating lease obligations above.

We have a number of long-term contracts to purchase certain quantities of material with certain suppliers. In each case of such a long-term obligation, we have an irrevocable purchase agreement from our customer for the same amount of material over the same time period.

Pension Funding

Our funding policy on our defined benefit pension plan is to satisfy the minimum funding requirements of Employee Retirement Income Security Act (“ERISA”). Future funding requirements are dependent upon various factors outside our control including, but not limited to, fund asset performance and changes in regulatory or accounting requirements. Based upon factors known and considered as of December 31, 2006, we do not anticipate any cash contributions to be made to the pension plans in 2007.

Off-Balance Sheet Arrangements

With the exception of letters of credit and sales-leaseback financing on certain equipment used in the operation of the business, it is not our general practice to use off-balance sheet arrangements, such as third-party special-purpose entities or guarantees to third parties.

Our obligations associated with our leased equipment are disclosed under the “Contractual Obligations and Other Commitments” section above.

See Note 12 to the consolidated financial statements included elsewhere in this prospectus for more details on our outstanding letters of credit.

Critical Accounting Policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, and include amounts that are based on management’s estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the periods presented. The following is a description of our accounting policies that management believes are the most important to understanding our financial results:

Inventory  — Over ninety percent of our inventories are valued using the LIFO method. Under this method, the current value of materials sold is recorded as Cost of Materials rather than the actual cost in the order in which it was purchased. This means that older costs are included in inventory, which may be higher or lower than current replacement costs. This method of valuation is subject to year-to-year fluctuations in cost of material sold, which is influenced by the inflation or deflation existing within the metals or plastics industries. The use of LIFO for inventory valuation was chosen to better match replacement cost of inventory with the current pricing used to bill customers.

Retirement Plans — We value retirement plan assets and liabilities based on assumptions and valuations established by management following consultation with our independent actuary. Future valuations are subject to market changes, which are not in our control and could differ materially from the amounts currently reported. Note 5 to the consolidated financial statements included elsewhere in this prospectus discloses the assumptions used by management.

Goodwill and Other Intangible Assets Impairment — SFAS No. 142, “Goodwill and Other Intangible Assets”, establishes accounting and reporting standards for goodwill and other intangible assets. Under these standards, goodwill is not amortized, but rather is subject to an annual impairment test. The carrying value of goodwill is evaluated annually during the first quarter of each fiscal year or when certain triggering events occur which require a more current valuation. The valuation is based on the comparison of an entity’s discounted cash flow (equity valuation) to its carrying value. If the carrying value exceeds the equity valuation, the goodwill is deemed impaired. The equity valuation is based on historical data and management estimates of future cash flow. Since the estimates are forward looking, actual results could differ materially from those used in the valuation process.

Our recorded intangible assets were substantially acquired as part of the Transtar acquisition and consist primarily of customer relationships. The initial values of the intangible assets were based on a discounted cash flow valuation using assumptions made by management as to future revenues from select customers, the level and pace of attrition in such revenues over time and assumed operating income amounts generated from such revenues. These intangible assets are amortized over their useful lives as estimated by management, which are generally 11 years for customer relationships. Furthermore, when certain conditions or certain triggering events occur, a separate test of impairment, similar to the impairment test for goodwill is performed and if the intangible asset is deemed impaired, such asset will be written down to its fair value.

Stock-Based Compensation — We offer stock-based compensation to executive and other key employees, as well as to directors. Stock-based compensation expense is recorded over the vesting period based on the grant date fair value of the stock award. For stock option grants, we determine the grant date fair value of the award utilizing a Black-Scholes valuation model based on assumptions of the risk-free interest rate, expected term of the option, volatility and expected dividend yield. See Note 10 to the consolidated financial statements included elsewhere in this prospectus for a discussion of the specific assumptions made by management. Stock-based compensation expense for our long-term incentive plan is recorded using the fair value based on the grant date market price of the our common stock. In recording stock-based compensation expense for the long-term incentive plan, management also must estimate the probable number of shares which will ultimately vest. The actual number of shares that will vest may differ from management’s estimate.

Income Taxes — We adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes” — an interpretation of FASB No. 109 as of January 1, 2007. See Note 13 to the consolidated financial statements included in our Form 10-Q filing for the quarterly period ended March 31, 2007 for more information regarding the Company’s adoption of FIN 48.

Recent Accounting Pronouncements

A description of recent other accounting pronouncements is included in Note 1 to the consolidated financial statements under the caption “Significant Accounting Policies” included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to interest rate, commodity price, and foreign exchange rate risks that arise in the normal course of business.

Interest Rate Risk — We finance our operations with fixed and variable rate borrowings. Market risk arises from changes in variable interest rates. Under the U.S. Revolver and the Canadian Facility, our interest rate on borrowings is subject to changes based on fluctuations in the LIBOR and prime rates of interest. Based on our variable rate debt instruments at December 31, 2006, if interest rates were to increase hypothetically by 25 basis points, 2006 interest expense would have increased by approximately $0.2 million in 2006.

Commodity Price Risk — Our raw material costs are comprised primarily of engineered metals and plastics. Market risk arises from changes in the price of steel, other metals and plastics. Although average selling prices generally increase or decrease as material costs increase or decrease, the impact of a change in the purchase price of materials is more immediately reflected in our cost of materials than in our selling prices.

Foreign Exchange Rate Exposure — We conduct operations in foreign countries, including Canada, Mexico, France and the United Kingdom. However, changes in the value of the U.S. dollar as compared to foreign currencies would not have a material impact on our reported earnings.

BUSINESS

Overview

We believe that we are a leading distributor and provider of processed specialty metals and plastics to a wide range of commercial customers serving principally the North American market, but with a significantly growing global presence. We focus on engineered and specialized grades of materials including specialty stainless steel, aluminum, high performance nickel alloys and titanium, in a variety of forms such as bars, tubing, extrusions, plates, sheets and coil. We perform processing services to meet customer requirements, such as cutting, grinding, shearing, heat treating, burning and annealing. We also distribute a wide variety of plastics and offer value-added plastics services such as cutting, bending and forming.

We operate as an intermediary between our diversified customer base and primary materials producers. We purchase metals and plastics from many producers in large lots that we hold in distribution centers until sold, usually in smaller quantities and often with some value added processing services performed. Our ability to provide quick delivery of a wide variety of specialty metals and plastics products, together with our processing capabilities, reduces our customers’ need to order the large quantities required by producing mills or to perform additional material processing services. As a result, our services are an integral component of our customers’ supply chain management.

Our diversified customer base includes Fortune 500 companies as well as thousands of medium and smaller sized firms, with no single customer representing more than 3% of our 2006 net sales. We distribute metals across a broad range of industries including aerospace and defense, oil and gas, mining and heavy earth-moving equipment, power generation and transportation. We distribute plastics to a variety of retail, marine, transportation and general manufacturing customers. We serve our customers from 62 metals and plastic service centers in North America and Europe.

We significantly expanded our capabilities and customer base in the aerospace and defense market through our acquisition of Transtar in September 2006. Transtar is a leading supplier of high-performance aluminum alloys in the aerospace and defense industries, supporting the ongoing requirements of those markets with a broad range of inventory, processing and supply chain services. As a result of this acquisition, we have expanded access to aerospace customers and avenues to cross-sell our other products into this growth market. The acquisition expanded our customer base and deepened our relationships with large aluminum mills, giving us increased access to product which is currently in high demand and in short supply. The acquisition provides us with the benefits of greater access to certain inventories and purchasing synergies, as well as processing and distribution facilities in Europe and an existing platform to sell to markets in Asia and other international markets. Transtar is included in our Metals segment.

Industry Overview

Metals Service Centers

Metals service centers act as supply chain intermediaries between primary metals producers, which necessarily deal in bulk quantities of metals in order to achieve economies of scale, and end-users in a variety of industries that require specialized metal products in significantly smaller quantities. Service centers manage the differences in lead times that exist in the supply chain. While OEMs and other customers often demand delivery within hours, the lead time required by primary metals producers can be as long as several months. Metals service centers also add value to their customers by aggregating purchasing, warehousing and distribution across a number of end users and by processing metals to meet specific customer needs. Metals service centers accounted for approximately one quarter of U.S. steel shipments in 2005 based on volume and generated more than $115 billion in net sales in 2005 according to purchasing.com.

In order to capture scale efficiencies and remain competitive, many primary metal producers are consolidating their operations and focusing on their core production activities. These producers have increasingly outsourced metals distribution and inventory management to metals service centers. This process of outsourcing allows them to work with a relatively small number of intermediaries rather than many end customers. As a result, metals service centers are now providing a range of services for their customers, including metal purchasing, processing and supply chain management services. As of May 2005, over 300,000 North American OEMs, contractors and fabricators purchase some or all of their metal requirements from metals service centers.

These end users of metal products benefit from the inventory management and just-in-time delivery capabilities of metals service centers, which enable them to reduce inventory and labor costs and to decrease capital requirements. These services, which help end users optimize production, are not generally provided by the primary producers.

Plastics Services

The plastics services industry supplies plastics materials to OEMs and other customers. The business model for plastics services is very similar to metals, with service centers adding value for end users by breaking bulk quantities, performing value-added services and managing the supply chain.

Competitive Strengths

Broad Product Offerings.  The breadth of our product offerings, particularly in specialty grades of metals, alloys and plastics, and our ability to meet very tight specifications, allow us to capture a high share of our clients’ spending on materials. We maintain an inventory of an extensive array of both standard and specialty products, which we believe makes us a particularly attractive supply chain partner for companies looking to reduce their total number of supplier relationships and more effectively manage their supply chains.

Leading Presence in the Global Aerospace Market.  We believe we are one of a limited number of companies capable of servicing the needs of global aerospace firms due to the aerospace industry’s exacting performance standards and its need for global distribution capabilities. The specialty grades of aluminum required by the aerospace and defense markets are heat treated to increase the tensile and yield strength and damage-tolerance of the metal, and only a small number of mills have these heat-treatment capabilities. In addition, our contracts with aerospace firms tend to be longer-term than our contracts with customers in other industries, providing us with a higher level of revenue visibility in this market.

Global Reach.  With service centers across the United States as well as locations in Canada, Mexico and Europe, we can deliver products to customers in markets around the world. We also maintain a network of sales representatives throughout Asia. This broad distribution network enables us serve our diverse global customers effectively and efficiently.

Comprehensive Processing Capabilities.  Our service centers are equipped, as needed, with state-of-the-art cutting, grinding and shearing equipment to meet a wide range of our customers’ unique product needs. Approximately half of our volume in both metals and plastics is processed to precise customer specifications. In the aerospace market, we are one of only several companies that can ensure the product quality and traceability necessary to meet the mission-critical specifications required by customer applications.

Extensive Supplier Relationships.  Our ability to source materials globally from a variety of leading industry suppliers and a network of smaller suppliers provides access to a broad product line. We also have a variety of alternative supply sources that provide us with purchasing flexibility. As a result of the scale of our metals purchases, we are able to achieve purchasing leverage with our primary suppliers to ensure competitive pricing and availability of materials.

Inventory Management Expertise.  We continue to invest significantly in information technology systems to monitor and manage our inventory and provide solutions to customers with increasingly complex supply chains. We have utilized this infrastructure to manage inventory levels down from an average of 154 days’ sales in inventory in 2000 to an average of 117 days’ sales in inventory in 2006. The reduction in days’ sales in inventory has provided us with increased capital to invest in our distribution capabilities. We have also been able to leverage our inventory management expertise to partner with customers to reduce their inventory, which we believe creates a stronger value proposition and improves customer retention.

Veteran Management Team.  We are led by a veteran management team with an average industry experience of over 20 years. Our management team has managed our business through several economic cycles and has actively recruited a number of younger managers to provide for stability and continuity of management going forward.

Our Growth Strategy

Expand Our Specialty Products and Services.  The focus of our strategy is to become the foremost provider of specialty metals products and services and specialty supply chain solutions for targeted industries. This strategy will enable us to leverage our service and inventory capabilities to develop strong relationships with vertically focused customers that prefer long-term contractual service programs, which we believe will drive a more stable business model with more predictability of cash flow and inventory requirements.

Invest in Specific Market Segments.  We are developing industry leading positions in specific high-growth market segments where we can leverage our specialty expertise to service customers with complex needs. For example, our acquisition of Transtar provides additional products used in the aerospace and defense markets. The Company believes that aerospace and military-grade aluminum alloys represented a $4 billion segment of the metals service market in 2006. The acquisition of Transtar expanded our existing business and added a variety of specialty services that are highly complementary to our existing business. We will continue to explore opportunities to acquire and integrate additional assets in high-growth aerospace market segments that support our strategy, create synergies and accelerate our growth.

Establish a Global Market Position.  Since our founding in 1890, we have established a strong geographic presence in North America. With our acquisition of Transtar, we have expanded our international reach with processing and distribution facilities in Europe and an existing platform to sell to markets in Asia and other international markets. We believe that growth in our business model requires a local presence and local relationships across broad geographies. We now possess a scalable platform from which to follow our OEM customers into select international markets that we expect to be the primary drivers of growth in specialty metals. We also plan to continue to look for opportunities for further expansion into North America that we believe present a significant opportunity for sales growth with both existing and new customers.

Capture Expected Benefits and Opportunities with Transtar.  We believe that the acquisition of Transtar presents us with attractive opportunities to accelerate our growth and improve our profitability. Our expansion in the aerospace and defense markets provides access to new customers for the cross-selling of our non-aluminum products, access to a greater supply of aluminum, which is currently supply-constrained and better aluminum pricing due to greater purchasing volume with producers.

Business Segments

We distribute and perform processing on both metals and plastics. In 2006, the Metals segment accounted for approximately 90% of our revenues, and the Plastics segment accounted for the remaining 10% of revenues. In the last three years, the percentages of total sales of the two segments were approximately as follows:

	2006	2005	2004

Metals	90%	89%	88%
Plastics	10%	11%	12%

	100%	100%	100%

In our metals business, our market strategy focuses on highly engineered specialty grades and alloys of metals as well as specialized processing services geared to meet very tight specifications. Core products include nickel alloys, aluminum, stainless steels and carbon. Inventories of these products assume many forms such as plate, sheet, round bar, hexagon, square and flat bars, tubing and coil. Depending on the size of the facility and the nature of the markets it serves, service centers are equipped as needed with bar saws, plate saws, oxygen and plasma arc flame cutting machinery, water-jet cutting, stress relieving and annealing furnaces, surface grinding equipment and sheet shearing equipment. This segment also performs various specialized fabrications for its customers through a network of pre-qualified subcontractors.

Our primary metals distribution center and corporate headquarters is located in Franklin Park, Illinois. This center serves metropolitan Chicago and a nine-state area. In addition, we have distribution centers across North American and in Europe. We also maintain a network of sales representatives throughout Asia.

Plastics Segment

Our Plastics segment consists of Total Plastics, Inc. (“TPI”), headquartered in Kalamazoo, Michigan. This segment stocks and distributes a wide variety of plastics in forms that include plate, rod, tube, clear sheet, tape, gaskets and fittings. TPI has locations throughout the upper Northeast and Midwest portions of the U.S. and one facility in Florida from which it services a wide variety of users of industrial plastics.

Joint Venture

We hold a 50% joint venture interest in Kreher Steel Co., a metals distributor headquartered in Melrose Park, Illinois, focusing on customers whose primary need is for immediate, reliable delivery of large quantities of alloy, special bar quality and stainless bars, principally in the Midwest region of the United States. Equity in the earnings from this joint venture is reported separately in our consolidated statement of income.

Suppliers and Raw Materials

We purchase metals and plastics from many producers. Satisfactory alternative sources are available for all inventory purchased and our business would not be adversely affected in a material way by the loss of any one supplier. Purchases are made in large lots and held in the distribution centers until sold, usually in smaller quantities and often with some value-added processing services performed. Our ability to provide quick delivery, frequently overnight, of a wide variety of specialty metals and plastic products, along with our processing capabilities, allow customers to lower their own inventory investment by reducing their need to order the large minimum quantities typically required by producing mills or perform additional material processing services.

We have developed long-term relationships with a variety of our mill partners, including distributorship agreements for highly engineered metals such as nickel alloy and titanium. We purchase our metals from most of the major mill producers in the world.

We are not dependent on any single supplier for a significant portion of our purchases. In 2006, no single supplier represented more than 9% of our total purchases.

The majority of our purchases are not through long term contracts. In cases where we have long-term supplier contracts, we have back-to-back contracts (customer sales matched with supplier purchases) ensuring supply and fixed material costs over the life of the agreement.

Inventory

Approximately 90% of 2006 consolidated net sales included materials shipped from company stock. The materials required to fill the balance of sales were obtained from other sources, such as direct mill shipments to customers or purchases from other distributors. We have thousands of customers from a wide array of industries, which are serviced primarily through our sales organization. Deliveries are made principally by leased trucks. Common carrier delivery is used in areas not serviced directly by our fleet.

Customers

We provide metal products and value-added metal processing and inventory management services to our customers in a variety of industries throughout North America, Europe and Asia. No customer represented more than 3% of our revenues in 2006. For our Metals segment, our customer base includes many Fortune 500 companies as well as thousands of medium and smaller sized firms. Our coast-to-coast network of metals service centers provides next-day delivery to most of the segments’ markets, and two-day delivery to virtually all of the rest. Our Plastics segment customer base consists of companies in the retail (point-of-purchase), marine, office furniture and fixtures, transportation and general manufacturing industries.

Competition

We encounter strong competition both from other metals and plastics distributors and from large distribution organizations, some of which have substantially greater resources than we do. See “Risk Factors — Our industry is highly competitive, which may force us to lower our prices and may have an adverse effect on net income.”

Intellectual Properties and Licenses

We have registered a number of trademarks and our name is a registered service mark in the United States and in certain other countries where we do or expect to do business. We have registered, or will register, other service marks, including hallmarks, logos, taglines or mottos, that we use to conduct business as necessary to protect our proprietary rights. We also own our Internet domain name, www.amcastle.com. We consider certain information owned by us to be trade secrets, and we take measures to protect the confidentiality and control the disclosure of such information. We believe that these safeguards adequately protect our proprietary rights. While we consider all of our intellectual property rights as a whole to be important, we do not consider any single right to be essential to our operations.

Employees

As of December 31, 2006, we employed 2,016 persons fulltime. Of these, 284 are represented by unions, with the most significant presence being that of the United Steelworkers of America. Our collective bargaining agreement with the United Steelworkers of America expires on September 30, 2010. We believe we have a good overall relationship with our employees and do not expect any significant issues to arise in connection with collective bargaining agreements in the near future.

Properties

Our principal executive offices are at our Franklin Park facility near Chicago, Illinois. We believe that our properties and equipment are sufficient for our current level of activities. We maintain distribution centers and sales offices at each of the following locations, all of which we own, except as indicated:

Metals Segment

Bedford Heights, Ohio
Birmingham, Alabama
Charlotte, North Carolina
Dallas, Texas
Edmonton, Alberta(1)
Fairfield, Ohio(1)
Franklin Park, Illinois
Hammond, Indiana (H-A Industries)(1)
Houston, Texas
Kansas City, Missouri(1)
Kent, Washington(1)
Minneapolis, Minnesota
Mississauga, Ontario(1)
Monterrey, Mexico(1)
Montreal, Quebec(1)
Paramount, California(1)
Philadelphia, Pennsylvania
Riverdale, Illinois(1)
Stockton, California(1)
Twinsburg, Ohio(1)
Wichita, Kansas(1)
Winnipeg, Manitoba
Worcester, Massachusetts

Sales Offices
Cincinnati, Ohio(1)
Milwaukee, Wisconsin(1)
Phoenix, Arizona(1)
Tulsa, Oklahoma(1)

Metal Express, LLC
Hartland, Wisconsin(1)
15 Other Locations(1)

Transtar
Kennesaw, Georgia(1)
Orange, Connecticut(1)
Dallas, Texas(1)
Torrance, California(1)
Gardena, California(1)
Wichita, Kansas(1)
Kent, Washington(1)
Due Pre’ Cadeau, France(1)
Letchworth, England(1)

Plastics Segment

Alcoa, Tennessee(1)
Baltimore, Maryland(1)
Cleveland, Ohio(1)
Detroit, Michigan(1)
Elk Grove Village, Illinois(1)
Fort Wayne, Indiana(1)
Grand Rapids, Michigan
Harrisburg, Pennsylvania(1)
Indianapolis, Indiana(1)
Kalamazoo, Michigan(1)
Mt. Vernon, New York(1)
New Philadelphia, Ohio(1)
Pittsburgh, Pennsylvania(1)
Rockford, Michigan(1)
Tampa, Florida(1)
Trenton, New Jersey(1)
Worcester, Massachusetts

(1)	Leased: See Note 4 in our consolidated notes to financial statements incorporated by reference in this prospectus supplement for information regarding lease agreements.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and directors and their ages as of May 23, 2007:

Corporate Officers and Directors	Age	Title

John McCartney	54	Chairman of the Board
Michael H. Goldberg	53	President and Chief Executive Officer and Director
Stephen V. Hooks	55	Executive Vice President — President — Castle Metals
Lawrence A. Boik	47	Vice President, Chief Financial Officer and Treasurer
Paul J. Winsauer	55	Vice President — Human Resources
Sherry L. Holland	58	Vice President, Secretary and General Counsel
Henry J. Veith	53	Controller and Chief Accounting Officer
Brian P. Anderson	56	Director
Ann M. Drake	59	Director
Thomas A. Donahoe	71	Director
William K. Hall	63	Director
Robert S. Hamada	69	Director
Patrick J. Herbert, III	58	Director
Michael Simpson	68	Director
Pamela F. Lieberman	53	Director

John McCartney
Chairman

Mr. McCartney has served as a director of our company since 1998 and became the Chairman of our Board in January 2007. He served as the Chairman of the Board of Westcon Group, Inc. (a network equipment distribution company) and Vice Chairman of Datatec, Ltd. (a technology holding company) from 1998 to 2004. From 1997 to 1998, Mr. McCartney was President of the Client Access Business Unit of 3Com Corporation (a computer networking company). Mr. McCartney is also a Director of Huron Consulting Group, Inc. and Federal Signal Corporation.

Michael H. Goldberg
President and Chief Executive Officer and Director

Mr. Goldberg was elected President and Chief Executive Officer in January 2006. Prior to joining our company, Mr. Goldberg was Executive Vice President of Integris Metals (an aluminum and metals service center) from November 2001 to January 2005. From August 1998 to November 2001, he was Executive Vice President of the North American Metals Distribution Group, a division of Rio Algom Ltd.

Stephen V. Hooks
Executive Vice President — President — Castle Metals

Mr. Hooks began his employment with us in 1972. He was elected Vice President — Midwest Region in 1993, Vice President — Merchandising in 1998, Senior Vice President — Sales and Merchandising in 2002 and Executive Vice President of A. M. Castle and Chief Operating Officer of Castle Metals in January 2004. In 2005, Mr. Hooks was appointed President of Castle Metals.

Lawrence A. Boik
Vice President, Chief Financial Officer and Treasurer

Mr. Boik began his employment with our company in September 2003 when he was appointed Vice President — Controller, Treasurer and Chief Accounting Officer. In October 2004, Mr. Boik was named Vice President, Chief Financial Officer and Treasurer. He worked previously as the Chief Financial Officer of Meridan Rail, Vice President — Controller of ABC-NACO. Mr. Boik also served eleven years in various controllerships, financial planning and management positions at U.S. Can Company, Foxmeyer Drug Company and Continental Can Company.

Paul J. Winsauer
Vice President — Human Resources

Mr. Winsauer began his employment with our company in 1981. In 1996, he was elected Vice President — Human Resources.

Sherry L. Holland
Vice President, Secretary and General Counsel

Ms. Holland began her employment with us in May 2007 when she was appointed to the positions of Vice President, Secretary and General Counsel. Prior to joining our company, Ms. Holland served as Senior Finance, Real Estate and Transactional Counsel to Kimball Hill, Inc. (a national real estate development company) from 2004 to 2006. From 1999 to 2004, she served as Senior Counsel and Assistant Secretary to IMC Global Inc.

Henry J. Veith
Controller and Chief Accounting Officer

Mr. Veith began his employment with our company in October 2004 when he was appointed Controller and Chief Accounting Officer. Mr. Veith worked previously as Controller of Meridan Rail from July 2002 to February 2004, Controller of Tinplate Partners from February 2001 to July 2002 and as Director of Information Technology at U.S. Can Co. from September 1996 to February 2001.

Brian P. Anderson
Director

Mr. Anderson has served as a director of our company since 2005. Mr. Anderson served as Executive Vice President/CFO of Office Max, Inc. (a distributor of business to business and retail office products) from November 2004 to January 2005. Prior to assuming this position Mr. Anderson was Senior Vice President/CFO of Baxter International (a medical products and services), from May 1998 to June 2004. Mr. Anderson is a member of the Board of Directors of W.W. Grainger Inc. and Pulte Homes Inc.

Ann M. Drake
Director

Ms. Drake has served as a director of our company since 2007. Ms. Drake has served as the Chief Executive Officer of DSC Logistics, Inc., a privately held supply chain management company, for over ten years.

Thomas A. Donahoe
Director

Mr. Donahoe has served as a director of our company since 2005. Mr. Donahoe retired in 1996 as Vice Chairman and Midwest Managing Partner of Price Waterhouse LLP (an international accounting, auditing and consulting firm). He first joined Price Waterhouse in 1958 and became a partner of the firm in 1970. Mr. Donahoe is a director of NiCor, Inc. and Andrew Corp.

William K. Hall
Director

Dr. Hall has served as a director of our company since 1984. Dr. Hall currently serves as the Chairman of Procyon Technologies, Inc. (an aerospace/defense component manufacturer). Dr. Hall served as Chairman and Chief Executive of Procyon Technologies, Inc. from 2000 to 2004. He was an Executive Consultant from 1999 to 2000 and, from 1996 until his retirement in 1999, Chairman and Chief Executive Officer, of Falcon Building Products, Inc. (a diversified manufacturer of building products). Dr. Hall is also a director of Actuant Corporation, Procyon Technologies, W.W. Grainger, Inc. and Great Plains Energy, Inc.

Robert S. Hamada
Director

Mr. Hamada has served as a director of our company since 1984. Mr. Hamada has served as Edward Eagle Brown Distinguished Service Professor Emeritus of Finance, Graduate School of Business of The University of Chicago since 2003. From 1993 to 2001, Mr. Hamada served as Dean of The University of Chicago, Graduate School of Business. Dr. Hamada is also a director of the National Bureau of Economic Research and Federal Signal Corp.

Patrick J. Herbert, III
Director

Mr. Herbert has served as a director of our company since 1996. Mr. Herbert has served as the President of Simpson Estates, Inc. (a private asset management firm) since 1992.

Pamela F. Lieberman
Director

Ms. Lieberman has served as a director of our company since 2007. Ms. Lieberman served as the Interim Chief Operating Officer of Entertainment Resource, Inc. from March, 2006 to August, 2006. From March, 2001 to November, 2004, Ms. Lieberman served as President and Chief Executive Officer of TruServ Corporation (now known as True Value Company).

Michael Simpson
Director

Mr. Simpson has served as a director of our company since 1972. Mr. Simpson served as our Chairman of the Board from 1979 until January 2004. Mr. Simpson was elected as our Vice President in 1977 and Chairman of the Board in 1979. Mr. Simpson retired as an officer of our company on August 1, 2001.

SELLING STOCKHOLDERS

We have included 2,000,000 shares owned by the selling stockholders in the registration statement of which this prospectus is a part. We have agreed to pay the fees and expenses of the registration of the shares of the selling stockholders.

				Number of
		Percent		Shares	Percent of
	Number of Shares	of Common	Maximum	of Common	Common
	of Common	Stock	Number of	Stock	Stock
	Stock Beneficially	Beneficially	Shares of	Beneficially	Beneficially
	Owned Before	Owned Before	Common Stock	Owned After	Owned After
Name(1)	the Offering	the Offering(2)	Offered	the Offering	the Offering(3)

Susan S. Cavender	1,122,310	5.9%	338,849	783,461	3.7%
Gwendolyn S. Chabrier 2001 Trust(4)	993,837	5.2%	196,424	797,413	3.7%
Howard B. Simpson	335,460	1.8%	61,549	273,911	1.2%
William Simpson QTIP Trust dated 11/20/91 for the benefit of Hope G. Simpson(4)	325,652	1.7%	92,317	233,335	1.1%
Jessie S. Hasler Trust dated 11/22/74(4)	314,864	1.7%	53,580	261,284	1.3%
Sandra Simpson	312,249	1.6%	54,327	257,922	1.2%
Susan S. Cavender Primary Trust dated 04/07/94(4)	290,546	1.5%	59,895	230,651	1.1%
John McLaren Simpson 1980 Trust for the benefit of Susan S. Cavender(4)	221,399	1.2%	63,528	157,871	*
John McLaren Simpson 1980 Trust for the benefit of Patricia S. O’Kieffe(4)	195,241	1.0%	37,369	157,872	*
Lisa A. Bogart	13,131	*	6,979	6,152	*
James F. Curtis, III	74,212	*	21,211	53,001	*
Alan Chad DeChant	12,383	*	6,232	6,151	*
Mary H. DeChant	17,578	*	4,000	13,578	*
Laren Donnelley	23,000	*	10,000	13,000	*
Naoma Donnelley	19,668	*	9,221	10,447	*
Reuben S. Donnelley	19,509	*	5,979	13,530	*
Edward M. Hasler	6,919	*	2,392	4,527	*
John P. Hasler	4,473	*	1,794	2,679	*
Sheila C. Issenberg	3,090	*	2,990	101	*
Michael C. O’Kieffe	22,915	*	6,000	16,915	*
Patricia S. O’Kieffe	85,033	*	14,948	70,085	*
Lydia C. Osgood	5,267	*	3,490	1,778	*
Hope G. Simpson	75,980	*	29,895	46,085	*
James Simpson, IV	13,052	*	5,979	7,073	*
William M. Simpson	13,034	*	6,979	6,055	*
Mary Barnes Donnelley Family Foundation(4)	16,771	*	9,474	7,297	*
E. B. R. Foundation(4)	16,531	*	9,474	7,057	*
John M. Simpson Foundation(4)	57,987	*	34,895	23,092	*

					Number of
		Percent			Shares	Percent of
	Number of Shares	of Common		Maximum	of Common	Common
	of Common	Stock		Number of	Stock	Stock
	Stock Beneficially	Beneficially		Shares of	Beneficially	Beneficially
	Owned Before	Owned Before		Common Stock	Owned After	Owned After
Name(1)	the Offering	the Offering(2)		Offered	the Offering	the Offering(3)

William and Hope Simpson Foundation(4)	39,978		*	22,685	17,293	*
Patrick J. Herbert, III as Custodian under the Illinois Uniform Transfers to Minors Act for Carr W. Cavender	11,029		*	5,979	5,050	*
Patrick J. Herbert, III as Custodian under the Illinois Uniform Transfer to Minors Act for Erin B. Donnelley	11,866		*	7,474	4,392	*
Patrick J. Herbert, III as Custodian under the Illinois Uniform Transfers to Minors Act for Kevin S. Cavender	11,029		*	5,979	5,050	*
Patrick J. Herbert, III as Custodian under the Illinois Uniform Transfers to Minors Act for Nikki Donnelley	7,940		*	5,232	2,708	*
Elisabeth F. Morse 1992 Trust(4)	2,242		*	2,242	0	*
James Simpson, III Trust dated 01/07/75(4)	11,204		*	3,990	7,215	*
Elizabeth M. Simpson 1999 Trust dated 8/3/99(4)	12,500		*	4,000	8,500	*
William Simpson Trust U/A dated 02/09/79 for the benefit of Gwendolyn S. Chabrier(4)	7,474		*	7,474	0	*
Trust U/W Elisabeth B. Rogers for the benefit of Howard B. Simpson dated 07/08/88(4)	39,822		*	18,685	21,137	*
William Simpson GST Exempt Trust dated 11/20/91 for the benefit of Hope G. Simpson(4)	26,158		*	26,158	0	*
Hope G. Simpson Irrevocable Trust dated 02/02/63(4)	40,329		*	14,948	25,381	*
Henry Nelson Rowley, III Trust dated 05/29/84(4)	42,702		*	16,958	25,744	*
Trust U/W E.B. Rogers for the benefit of H. Nelson Rowley, III dated 07/08/88(4)	16,549		*	5,979	10,570	*
William Simpson Trust U/A dated 02/09/79 for the benefit of James F. Curtis, III(4)	10,988		*	7,474	3,514	*
John M. Cavender 2005 Trust(4)	11,029		*	5,979	5,050	*
John M. Simpson Trust U/A dated 12/29/79(4)	47,460		*	10,000	37,460	*
James Simpson, III 1955 Trust(4)	7,904		*	3,000	4,904	*

					Number of
		Percent			Shares	Percent of
	Number of Shares	of Common		Maximum	of Common	Common
	of Common	Stock		Number of	Stock	Stock
	Stock Beneficially	Beneficially		Shares of	Beneficially	Beneficially
	Owned Before	Owned Before		Common Stock	Owned After	Owned After
Name(1)	the Offering	the Offering(2)		Offered	the Offering	the Offering(3)

Trust U/W Elisabeth B. Rogers for the benefit of Jessie S. Hasler dated 07/08/88(4)	45,801		*	24,664	21,137	*
Trust U/W Elisabeth B. Rogers for the benefit of James Simpson, IV dated 07/08/88(4)	10,569		*	2,000	8,569	*
Trust U/W E.B. Rogers for the benefit of James W. Rowley dated 07/08/88(4)	16,549		*	5,979	10,570	*
James W. Rowley 1994 Trust(4)	15,375		*	11,958	3,417	*
Kimberly O’Kieffe 1996 Trust(4)	26,226		*	11,510	14,716	*
Trust U/W Elisabeth B. Rogers for the benefit of Lydia C. Osgood dated 07/08/88(4)	7,046		*	2,000	5,046	*
Laren Donnelley 1992 Trust dated 12/3/92(4)	12,807		*	10,463	2,344	*
Laurens W. Leffingwell, Jr. 1996 Trust dated 6/10/96(4)	3,047		*	947	2,100	*
Michael C. O’Kieffe Trust U/A dated 06/11/87(4)	7,474		*	7,474	0	*
Megan Barnes Donnelley 2007 Trust(4)	15,128		*	7,474	7,654	*
Mary H. DeChant GST Exempt Trust(4)	14,726		*	4,000	10,726	*
Mary DeChant Trust dated 01/27/81(4)	7,474		*	7,474	0	*
John McLaren Simpson 1980 Trust for the benefit of Michael Simpson(4)	172,819		*	14,948	157,871	*
Nancy T. Heyser GST Exempt Trust(4)	14,727		*	4,000	10,727	*
Nancy T. Heyser Trust U/W Ethel R. Townsend(4)	9,289		*	3,737	5,552	*
Patrick R. Prendergast, Jr. 1993 Trust(4)	1,495		*	1,495	0	*
Patricia S. O’Kieffe Primary Trust(4)	153,152		*	12,000	141,152	*
Robert K. Cassatt, II Trust(4)	23,179		*	10,474	12,705	*
Robert K. Cassatt, III 1993 Trust(4)	8,917		*	2,990	5,928	*

					Number of
		Percent			Shares	Percent of
	Number of Shares	of Common		Maximum	of Common	Common
	of Common	Stock		Number of	Stock	Stock
	Stock Beneficially	Beneficially		Shares of	Beneficially	Beneficially
	Owned Before	Owned Before		Common Stock	Owned After	Owned After
Name(1)	the Offering	the Offering(2)		Offered	the Offering	the Offering(3)

Trust U/W Elisabeth B. Rogers for the benefit of Sandra Simpson dated 07/08/88(4)	42,064		*	20,927	21,137	*
The Cassatt Family Trust(4)	14,732		*	5,000	9,732	*
Thorne Barnes Donnelley 1994 Trust(4)	52,223		*	32,138	20,086	*
William Simpson U/A dated 12/17/79(4)	26,229		*	14,948	11,281	*
Residuary Trust U/W of James Simpson, Jr. for the benefit of James Simpson, III(5)	62,622		*	22,421	40,201	*
Residuary Trust U/W of James Simpson, Jr. for the benefit of Jessie S. Hasler(5)	37,359		*	26,158	11,201	*
Residuary Trust U/W of James Simpson, Jr. for the benefit of Diana S. Rowley(5)	48,108		*	10,463	37,645	*
Residuary Trust U/W of James Simpson, Jr. for the benefit of Howard B. Simpson(5)	38,061		*	26,158	11,903	*
Trust under the deed of John M. Simpson dated 12/07/49 for the benefit of Michael Simpson(5)	85,284		*	74,738	10,546	*
Michael Simpson Trust under the deed of John M. Simpson dated 07/24/68(5)	78,834		*	56,054	22,780	*
Trust under the deed of John M. Simpson dated 12/07/49 for the benefit of Patricia S. O’Kieffe(5)	111,885		*	108,370	3,515	*
Patricia S. O’Kieffe Trust under the deed of John M. Simpson dated 07/24/68(5)	82,571		*	59,790	22,781	*
Residuary Trust U/W of James Simpson, Jr. for the benefit of Sandra Simpson(5)	41,803		*	26,158	15,645	*
Residuary Trust U/W of James Simpson, Jr. for the benefit of Sheila S. Cassatt(5)	69,045		*	28,400	40,645	*
Trust under the deed of William Simpson dated 02/12/64 for the benefit of Gwendolyn S. Chabrier(4)(5)	33,871		*	18,684	15,187	*

(1)	The shares being sold by the selling stockholders are held of record by W.B. & Co. W.B. & Co. is a nominee partnership. Simpson Estates, Inc. and Patrick J. Herbert, III serve as general partners of W.B. & Co.

Patrick J. Herbert, III is President of Simpson Estates, Inc. The principal business address of these entities is c/o Simpson Estates, Inc., 30 North LaSalle St., Suite 1232, Chicago, Illinois 60602-2504.

(2)	Includes 1,801,223 shares that are issuable upon conversion of our Series A Preferred Stock. Immediately prior to the completion of this offering all of the Series A Preferred Stock will be converted into 1,801,223 shares of common stock.

(3)	Includes 2,347,826 shares which are being offered by the Company pursuant to this prospectus.

(4)	Patrick J. Herbert, III is the trustee.

(5)	United States Trust Company, N.A. is the trustee.

In November 2002, we sold the Series A Preferred Stock in a private placement to a number of current shareholders mainly comprised of W.B. & Co., an Illinois partnership of which Patrick J. Herbert, III, a director of the Company, is a general partner, for an aggregate purchase price of $12,000,000. Each share of the Series A Preferred Stock has an initial conversion price of $6.69 per share of common stock, participates on an as-converted basis with any dividends declared and paid on the common stock and is entitled to receive a preferred cumulative dividend payable at an annual rate of 8% of the sum of $1,000 plus any accumulated and unpaid dividends, reduced by the amount of dividends paid on the common stock into which the share of Series A Preferred Stock is convertible. To the extent dividends paid on the common stock would yield a return in excess of the dividend on the Series A Preferred Stock, then subsequent dividends payable in respect of the Series A Preferred Stock will be reduced by the amount of such excess. We agreed to register the common stock issuable upon conversion of the Series A Preferred Stock under the Securities Act of 1933 and have it listed on the stock exchange on which our common stock is traded. The common stock ownership reported in the above table is calculated and shown as if the shares of Series A Preferred Stock were converted into common stock. Immediately prior to the completion of this offering all of the Series A Preferred Stock will be converted into 1,801,223 shares of common stock.

UNDERWRITING

The underwriters named below have severally agreed, subject to the terms and conditions set forth in the underwriting agreement by and among the underwriters, the selling stockholders and us, to purchase from us and the selling stockholders the respective number of shares of common stock set forth opposite each underwriter’s name in the table below. William Blair & Company, L.L.C. and Jefferies & Company, Inc. are acting as joint book-running lead managers and KeyBanc Capital Markets Inc. and Davenport & Company LLC are acting as co-managers for this offering.

Number
Underwriter	of Shares

William Blair & Company, L.L.C.	1,739,130
Jefferies & Company, Inc.	1,304,348
KeyBanc Capital Markets Inc.	869,565
Davenport & Company LLC	434,783

Total	4,347,826

This offering will be underwritten on a firm commitment basis. In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase the shares of common stock being sold pursuant to this prospectus supplement at a price per share equal to the public offering price less the underwriting discount specified on the cover page of this prospectus supplement. According to the terms of the underwriting agreement, the underwriters either will purchase all of the shares or none of them. In the event of default by any underwriter, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The representatives of the underwriters have advised us that the underwriters propose to offer the common stock to the public initially at the public offering price set forth on the cover page of this prospectus supplement and to selected dealers at such price less a concession of not more than $1.0437 per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share to certain other dealers. The underwriters will offer the shares subject to prior sale and subject to receipt and acceptance of the shares by the underwriters. The underwriters may reject any order to purchase shares in whole or in part. The underwriters expect that we and the selling stockholders will deliver the shares to the underwriters through the facilities of The Depository Trust Company in New York, New York on or about May 29, 2007. At that time, the underwriters will pay us and the selling stockholders for the shares in immediately available funds. After commencement of the public offering, the representative may change the public offering price and other selling terms.

The selling stockholders have granted the underwriters an option, exercisable within 30 days after the date of this prospectus supplement, to purchase up to an aggregate of 652,174 additional shares of common stock at the same price per share to be paid by the underwriters for the other shares offered hereby solely for the purpose of covering over-allotments, if any. If the underwriters purchase any such additional shares pursuant to this option, each of the underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The underwriters may exercise the option only for the purpose of covering excess sales, if any, made in connection with the distribution of the shares of common stock offered hereby. The underwriters will offer any additional shares that they purchase on the terms described in the preceding paragraph.

The following table summarizes the compensation to be paid by us and the selling stockholders to the underwriters. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option:

		Without	With
	Per Share	Over-Allotment	Over-Allotment

Public offering price	$33.00	$143,478,258	$165,000,000
Underwriting discount paid by us	$1.8975	$4,455,000	$5,692,500
Underwriting discount paid by selling stockholders	$1.8975	$3,795,000	$3,795,000
Proceeds, before expenses, to us	$31.1025	$73,023,258	$93,307,500
Proceeds to selling stockholders	$31.1025	$62,205,000	$62,205,000

We will pay the offering expenses of the selling stockholders, except for the underwriting discount. We estimate that our total expenses for this offering, excluding the underwriting discount, will be approximately $500,000.

We and each of our directors, executive officers and selling stockholders have agreed, subject to limited exceptions described below, for a period of 90 days after the date of this prospectus supplement, not to, without the prior written consent of William Blair & Company, L.L.C. and Jefferies & Company, Inc.:

•	directly or indirectly, offer, sell (including “short” selling), assign, transfer, encumber, pledge, contract to sell, grant an option to purchase, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act, or otherwise dispose of any shares of common stock or securities convertible or exchangeable into, or exercisable for, common stock held of record or beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act); or

•	enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock.

The 90-day lock-up period will be extended if (1) we release earnings results or material news or a material event relating to our company occurs during the last 17 days of the lock-up period, or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period. In either case, the lock-up period will be extended for 18 days after the date of the release of the earnings results or the occurrence of the material news or material event.

This agreement does not extend to transfers or dispositions (i) by gift, (ii) by will or intestate succession, (iii) to spouses, lineal descendants or ancestors, natural or adopted, provided that any such transfer shall not involve a disposition for value, (iv) to any trust, partnership or other entity, for the direct or indirect benefit of the transferor or his or her immediate family, provided that any such transfer shall not involve a disposition for value, (v) involving a cashless exercise of stock options which results in the transfer of shares of our common stock, or (vi) in satisfaction of a withholding obligation to us provided, in the case of (i) - (iv), that the recipient of those shares agrees to be bound by the foregoing restrictions for the duration of the 90 days. In determining whether to consent to a transaction prohibited by these restrictions, William Blair & Company, L.L.C. and Jefferies & Company, Inc. will take into account various factors, including the number of shares requested to be sold, the anticipated manner and timing of sale, the potential impact of the sale on the market for the common stock, the restrictions on publication of research reports that would be imposed by the rules of the National Association of Securities Dealers, Inc. and market conditions generally. We may grant options and issue common stock under existing stock option plans and issue unregistered shares in connection with any outstanding convertible securities or options during the lock-up period.

We and the selling stockholders have agreed to indemnify the underwriters and their controlling persons against certain liabilities for misstatements in the registration statement of which this prospectus supplement forms a part, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

The representatives have informed us that, without client authorization, the underwriters will not confirm sales to their client accounts as to which they have discretionary authority. The representatives have also informed us that the underwriters intend to deliver all copies of this prospectus supplement and the accompanying base prospectus via electronic means, via hand delivery or through mail or courier services.

In connection with this offering, the underwriters and other persons participating in this offering may engage in transactions which affect the market price of the common stock. These may include stabilizing and over-allotment transactions and purchases to cover syndicate short positions. Stabilizing transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock. An over-allotment involves selling more shares of common stock in this offering than are specified on the cover page of this prospectus supplement, which results in a syndicate short position. The underwriters may cover this short position by purchasing common stock in the open market or by exercising all or part of their over-allotment option. In addition, the representatives may impose a penalty bid. This allows the representatives to reclaim the selling concession allowed to an underwriter or selling group member if shares of common stock sold by such underwriter or selling group member in this offering are repurchased by the representatives in stabilizing or syndicate short covering transactions. These transactions, which may be effected on the American Stock Exchange or otherwise, may stabilize, maintain or otherwise affect the market price of the common stock and could cause the price to be higher than it would be without these transactions. The underwriters and other participants in this offering are not required to engage in any of these activities and may discontinue any of these activities at any time without notice. We and the underwriters make no representation or prediction as to whether the underwriters will engage in such transactions or choose to discontinue any transactions engaged in or as to the direction or magnitude of any effect that these transactions may have on the price of the common stock.

In the ordinary course of business, some of the underwriters and their affiliates have provided, and may in the future provide, investment banking, commercial banking and other services to us for which they may receive customary fees or other compensation.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby has been passed upon for us by Venable LLP, Baltimore, Maryland. Certain other legal matters will be passed upon for us by McDermott Will & Emery LLP, Chicago, Illinois. Squire, Sanders & Dempsey L.L.P., Cleveland, Ohio will act as counsel for the underwriters.

EXPERTS

The financial statements, the related financial statement schedule and management’s report on the effectiveness of internal control over financial reporting incorporated in the accompanying prospectus by reference to the Annual Report on Form 10-K of A. M. Castle & Co. for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance on the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Transtar Intermediate Holdings #2, Inc. and Subsidiaries as of and for the years ended December 31, 2005 and 2004 incorporated in the accompanying prospectus by reference from the Current Report on Form 8-K/A of A. M. Castle & Co. dated November 7, 2006 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are incorporating by reference in this prospectus supplement the documents we file with the SEC. This means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede the information contained in this prospectus supplement. We are incorporating by reference the following documents:

•	Our Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC on March 22, 2007.

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed with the SEC on May 4, 2007.

•	Our Schedule 14A filed with the SEC on March 26, 2007.

•	Our Current Reports on Form 8-K filed with the SEC on September 8, 2006, January 30, 2007, March 12, 2007 and May 1, 2007 and our Current Reports on Form 8-K/A filed with the SEC on November 7, 2006 and March 12, 2007.

•	Unaudited Pro Forma financial information for the years ended December 31, 2006 and December 31, 2005 of A. M. Castle & Co. and Transtar Intermediate Holdings #2, Inc., which has been filed as Exhibit 99.1 to the registration statement that includes this prospectus supplement.

We do not incorporate portions of any document that is either (a) described in paragraphs (d)(1) through (3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (b) furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K. We hereby incorporate by reference all future filings by us made pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus supplement.

We will provide without charge upon written or oral request, a copy of any or all of the documents which are incorporated by reference to this prospectus supplement or the accompanying prospectus, other than exhibits which are specifically incorporated by reference into those documents. Requests should be directed to the General Counsel, A. M. Castle & Co., 3400 North Wolf Road, Franklin Park, Illinois 60131, telephone (847) 455-7111.

Prospectus

5,000,000 Shares

Common Stock

We may offer and sell up to 3,000,000 shares of common stock from time to time. In addition, the selling stockholders identified in this prospectus may offer and sell up to 2,000,000 shares of common stock from time to time, in amounts, at prices and on terms that will be determined at the time the securities are offered. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. We urge you to read this prospectus and the accompanying prospectus supplement carefully before you make your investment decision.

Our common stock is traded on the American Stock Exchange and the Chicago Stock Exchange under the symbol “CAS.” On May 10, 2007, the last reported sale price of our common stock on the American Stock Exchange was $31.45 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” in the accompanying prospectus supplements or incorporated by reference into this prospectus, for a discussion of certain risks you should consider before buying any securities hereunder.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

The date of this prospectus is May 11, 2007

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf process, we, together with the selling stockholders, may sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we and the selling stockholders may offer. Each time we and the selling stockholders sell securities, we and the selling stockholders will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.” You should rely only on the information contained in or incorporated by reference in this prospectus and any prospectus supplement. Neither we nor the selling stockholders have authorized anyone to provide you with information other than the information contained or incorporated by reference in this prospectus or any prospectus supplement. Neither we nor the selling stockholders are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus speaks only as of the date of this prospectus and the information in the documents incorporated or deemed to be incorporated by reference in this prospectus speaks only as of the respective dates those documents were filed with the SEC. Unless otherwise indicated or the context otherwise requires, in this prospectus: “A. M. Castle”, the “Company,” “we,” “us” and “our” refer to A. M. Castle & Co. and its subsidiaries.

A. M. CASTLE & CO.

We believe that we are a leading distributor and provider of processed specialty metals and plastics to a wide range of commercial customers serving principally the North American market, but with a significantly growing global presence. Our business is organized into two reportable segments, Metals and Plastics. Our Metals segment is primarily focused on supplying, processing and distributing engineered and specialized grades of metals including specialty steel, titanium, aluminum and high performance nickel alloys in a variety of forms such as plates, sheet, round bar, hexagon, square and flat bars, tubing and coil. Our Metals segment performs processing services to meet customer requirements, including cutting, grinding, shearing, heat treating, burning and annealing. Our Plastics segment stocks and distributes a wide variety of plastics in forms that include plate, rod, tube, clear sheet, tape, gaskets and fittings. Processing activities within our Plastics segment are based on customer specification and include cut to length, cut to shape, bending and forming.

We were originally incorporated in Illinois in 1890 and reincorporated in Delaware in 1966. In 2001, we reincorporated in Maryland by merging into a subsidiary incorporated in Maryland. Our corporate and executive offices are located at 3400 N. Wolf Road, Franklin Park, Illinois 60131, and our telephone number at that address is (847) 455-7111. We maintain a website at www.amcastle.com. The information contained in our website is not a part of, and is not incorporated by reference into, this prospectus.

RISK FACTORS

Before you invest in our common stock, in addition to the other information, documents or reports incorporated by reference in this prospectus and in any prospectus supplement, you should carefully consider the risk factors set forth in the section entitled “Risk Factors” in any prospectus supplement as well as in “Part I, Item 1A. Risk Factors,” in our most recent annual report on Form 10-K, and in “Part II, Item 1A. Risk Factors,” in our quarterly reports on Form 10-Q filed subsequent to such Form 10-K, which are incorporated by reference into this prospectus and any prospectus supplement in their entirety, as the same may be updated from time to time by our future filings under the Exchange Act. Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a loss of your investment.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of the securities by A. M. Castle will be used for retirement of debt and general corporate purposes. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

DIVIDEND POLICY

We paid no dividends in 2005. We have declared and paid a dividend of $0.06 per share on our common stock in each of the quarters of 2006 and the first quarter of 2007. Our current dividend policy anticipates the payment of quarterly dividends in the future. The declaration and payment of dividends to holders of common stock will be in the discretion of our Board of Directors, will be subject to contractual restrictions contained in our then-existing credit facilities and will be dependent upon our future earnings, cash flows, financial condition and capital requirements, general business conditions, legal, tax, regulatory and other factors our Board of Directors deems relevant. In addition, under the terms of our charter, so long as any shares of Series A Cumulative Convertible Preferred Stock, which we refer to as our Series A Preferred Stock, remain outstanding, we may not pay or declare dividends on our common stock unless we are current on our Series A Preferred Stock dividends, in which case we may pay cash dividends with respect to our common stock in an amount not to exceed $.50 per share per year. Upon the conversion of all of the Series A Preferred Stock, the existing limitation to keep dividends no greater than $.50 per share of common stock will no longer exist. Under the terms of the Series A Preferred Stock, we have a right to convert all outstanding Series A Preferred Stock if our closing common stock price on any date after November 22, 2007 exceeds $13.38 per share on the stock exchange on which our common stock is traded.

SELLING STOCKHOLDERS

We have included 2,000,000 shares owned by the selling stockholders in the registration statement of which this prospectus is a part. We have agreed to pay the fees and expenses of the registration of the shares of the selling stockholders.

	Number of			Number of
	Shares of	Percent of	Maximum	Shares of	Percent of
	Common Stock	Common Stock	Number of	Common Stock	Common Stock
	Beneficially	Beneficially	Shares of	Beneficially	Beneficially
	Owned Before	Owned Before	Common Stock	Owned After	Owned After
Name(1)	the Offering	the Offering(2)	Offered	the Offering	the Offering(3)

Susan S. Cavender	1,122,310	5.9%	338,849	783,461	3.6%
Gwendolyn S. Chabrier 2001 Trust(4)	993,837	5.2%	196,424	797,413	3.6%
Howard B. Simpson	335,460	1.8%	61,549	273,911	1.2%
William Simpson QTIP Trust dated 11/20/91 for the benefit of Hope G. Simpson(4)	325,652	1.7%	92,317	233,335	1.1%
Jessie S. Hasler Trust dated 11/22/74(4)	314,864	1.7%	53,580	261,284	1.2%
Sandra Simpson	312,249	1.6%	54,327	257,922	1.2%
Susan S. Cavender Primary Trust dated 04/07/94(4)	290,546	1.5%	59,895	230,651	1.0%
John McLaren Simpson 1980 Trust for the benefit of Susan S. Cavender(4)	221,399	1.2%	63,528	157,871	*
John McLaren Simpson 1980 Trust for the benefit of Patricia S. O’Kieffe(4)	195,241	1.0%	37,369	157,872	*
Lisa A. Bogart	13,131	*	6,979	6,152	*

	Number of			Number of
	Shares of	Percent of	Maximum	Shares of	Percent of
	Common Stock	Common Stock	Number of	Common Stock	Common Stock
	Beneficially	Beneficially	Shares of	Beneficially	Beneficially
	Owned Before	Owned Before	Common Stock	Owned After	Owned After
Name(1)	the Offering	the Offering(2)	Offered	the Offering	the Offering(3)

James F. Curtis, III	74,212	*	21,211	53,001	*
Alan Chad DeChant	12,383	*	6,232	6,151	*
Mary H. DeChant	17,578	*	4,000	13,578	*
Laren Donnelley	23,000	*	10,000	13,000	*
Naoma Donnelley	19,668	*	9,221	10,447	*
Reuben S. Donnelley	19,509	*	5,979	13,530	*
Edward M. Hasler	6,919	*	2,392	4,527	*
John P. Hasler	4,473	*	1,794	2,679	*
Sheila C. Issenberg	3,090	*	2,990	101	*
Michael C. O’Kieffe	22,915	*	6,000	16,915	*
Patricia S. O’Kieffe	85,033	*	14,948	70,085	*
Lydia C. Osgood	5,267	*	3,490	1,778	*
Hope G. Simpson	75,980	*	29,895	46,085	*
James Simpson, IV	13,052	*	5,979	7,073	*
William M. Simpson	13,034	*	6,979	6,055	*
Mary Barnes Donnelley Family Foundation(4)	16,771	*	9,474	7,297	*
E. B. R. Foundation(4)	16,531	*	9,474	7,057	*
John M. Simpson Foundation(4)	57,987	*	34,895	23,092	*
William and Hope Simpson Foundation(4)	39,978	*	22,685	17,293	*
Patrick J. Herbert, III as Custodian under the Illinois Uniform Transfers to Minors Act for Carr W. Cavender	11,029	*	5,979	5,050	*
Patrick J. Herbert, III as Custodian under the Illinois Uniform Transfer to Minors Act for Erin B. Donnelley	11,866	*	7,474	4,392	*
Patrick J. Herbert, III as Custodian under the Illinois Uniform Transfers to Minors Act for Kevin S. Cavender	11,029	*	5,979	5,050	*
Patrick J. Herbert, III as Custodian under the Illinois Uniform Transfers to Minors Act for Nikki Donnelley	7,940	*	5,232	2,708	*
Elisabeth F. Morse 1992 Trust(4)	2,242	*	2,242	0	*
James Simpson, III Trust dated 01/07/75(4)	11,204	*	3,990	7,215	*
Elizabeth M. Simpson 1999 Trust dated 8/3/99(4)	12,500	*	4,000	8,500	*
William Simpson Trust U/A dated 02/09/79 for the benefit of Gwendolyn S. Chabrier(4)	7,473	*	7,474	0	*

	Number of			Number of
	Shares of	Percent of	Maximum	Shares of	Percent of
	Common Stock	Common Stock	Number of	Common Stock	Common Stock
	Beneficially	Beneficially	Shares of	Beneficially	Beneficially
	Owned Before	Owned Before	Common Stock	Owned After	Owned After
Name(1)	the Offering	the Offering(2)	Offered	the Offering	the Offering(3)

Trust U/W Elisabeth B. Rogers for the benefit of Howard B. Simpson dated 07/08/88(4)	39,822	*	18,685	21,137	*
William Simpson GST Exempt Trust dated 11/20/91 for the benefit of Hope G. Simpson(4)	26,158	*	26,158	0	*
Hope G. Simpson Irrevocable Trust dated 02/02/63(4)	40,329	*	14,948	25,381	*
Henry Nelson Rowley, III Trust dated 05/29/84(4)	42,702	*	16,958	25,744	*
Trust U/W E.B. Rogers for the benefit of H. Nelson Rowley, III dated 07/08/88(4)	16,549	*	5,979	10,570	*
William Simpson Trust U/A dated 02/09/79 for the benefit of James F. Curtis, III(4)	10,988	*	7,474	3,514	*
John M. Cavender 2005 Trust(4)	11,029	*	5,979	5,050	*
John M. Simpson Trust U/A dated 12/29/79(4)	47,460	*	10,000	37,460	*
James Simpson, III 1955 Trust(4)	7,904	*	3,000	4,904	*
Trust U/W Elisabeth B. Rogers for the benefit of Jessie S. Hasler dated 07/08/88(4)	45,801	*	24,664	21,137	*
Trust U/W Elisabeth B. Rogers for the benefit of James Simpson, IV dated 07/08/88(4)	10,569	*	2,000	8,569	*
Trust U/W E.B. Rogers for the benefit of James W. Rowley dated 07/08/88(4)	16,549	*	5,979	10,570	*
James W. Rowley 1994 Trust(4)	15,375	*	11,958	3,417	*
Kimberly O’Kieffe 1996 Trust(4)	26,226	*	11,510	14,716	*
Trust U/W Elisabeth B. Rogers for the benefit of Lydia C. Osgood dated 07/08/88(4)	7,046	*	2,000	5,046	*
Laren Donnelley 1992 Trust dated 12/3/92(4)	12,807	*	10,463	2,344	*
Laurens W. Leffingwell, Jr. 1996 Trust dated 6/10/96(4)	3,047	*	947	2,100	*
Michael C. O’Kieffe Trust U/A dated 06/11/87(4)	7,473	*	7,474	0	*
Megan Barnes Donnelley 2007 Trust(4)	15,128	*	7,474	7,654	*
Mary H. DeChant GST Exempt Trust(4)	14,726	*	4,000	10,726	*
Mary DeChant Trust dated 01/27/81(4)	7,473	*	7,474	0	*

	Number of			Number of
	Shares of	Percent of	Maximum	Shares of	Percent of
	Common Stock	Common Stock	Number of	Common Stock	Common Stock
	Beneficially	Beneficially	Shares of	Beneficially	Beneficially
	Owned Before	Owned Before	Common Stock	Owned After	Owned After
Name(1)	the Offering	the Offering(2)	Offered	the Offering	the Offering(3)

John McLaren Simpson 1980 Trust for the benefit of Michael Simpson(4)	172,819	*	14,948	157,871	*
Nancy T. Heyser GST Exempt Trust(4)	14,727	*	4,000	10,727	*
Nancy T. Heyser Trust U/W Ethel R. Townsend(4)	9,289	*	3,737	5,552	*
Patrick R. Prendergast, Jr. 1993 Trust(4)	1,494	*	1,495	0	*
Patricia S. O’Kieffe Primary Trust(4)	153,152	*	12,000	141,152	*
Robert K. Cassatt, II Trust(4)	23,179	*	10,474	12,705	*
Robert K. Cassatt, III 1993 Trust(4)	8,917	*	2,990	5,928	*
Trust U/W Elisabeth B. Rogers for the benefit of Sandra Simpson dated 07/08/88(4)	42,064	*	20,927	21,137	*
The Cassatt Family Trust(4)	14,732	*	5,000	9,732	*
Thorne Barnes Donnelley 1994 Trust(4)	52,223	*	32,138	20,086	*
William Simpson U/A dated 12/17/79(4)	26,229	*	14,948	11,281	*
Residuary Trust U/W of James Simpson, Jr. for the benefit of James Simpson, III(5)	62,622	*	22,421	40,201	*
Residuary Trust U/W of James Simpson, Jr. for the benefit of Jessie S. Hasler(5)	37,359	*	26,158	11,201	*
Residuary Trust U/W of James Simpson, Jr. for the benefit of Diana S. Rowley(5)	48,108	*	10,463	37,645	*
Residuary Trust U/W of James Simpson, Jr. for the benefit of Howard B. Simpson(5)	38,061	*	26,158	11,903	*
Trust under the deed of John M. Simpson, dated 12/07/49 for the benefit of Michael Simpson(5)	85,284	*	74,738	10,546	*
Michael Simpson Trust under the deed of John M. Simpson dated 07/24/68(5)	78,834	*	56,054	22,780	*
Trust under the deed of John M. Simpson, dated 12/07/49 for the benefit of Patricia S. O’Kieffe(5)	111,885	*	108,370	3,515	*
Patricia S. O’Kieffe Trust under the deed of John M. Simpson dated 07/24/68(5)	82,571	*	59,790	22,781	*
Residuary Trust U/W of James Simpson, Jr. for the benefit of Sandra Simpson(5)	41,803	*	26,158	15,645	*

	Number of			Number of
	Shares of	Percent of	Maximum	Shares of	Percent of
	Common Stock	Common Stock	Number of	Common Stock	Common Stock
	Beneficially	Beneficially	Shares of	Beneficially	Beneficially
	Owned Before	Owned Before	Common Stock	Owned After	Owned After
Name(1)	the Offering	the Offering(2)	Offered	the Offering	the Offering(3)

Residuary Trust U/W of James Simpson, Jr. for the benefit of Sheila S. Cassatt(5)	69,045	*	28,400	40,645	*
Trust under the deed of William Simpson, dated 02/12/64 for the benefit of Gwendolyn S. Chabrier(4)(5)	33,871	*	18,684	15,187	*

(1)	The shares being sold by the selling stockholders are held of record by W.B. & Co. W. B. & Co. is a nominee partnership. Simpson Estates, Inc. and Patrick J. Herbert, III serve as general partners of W.B. & Co. Patrick J. Herbert, III is President of Simpson Estates, Inc. The principal business address of these entities is c/o Simpson Estates, Inc., 30 North LaSalle St., Suite 1232, Chicago, Illinois 60602-2504.

(2)	Includes 1,793,722 shares that are issuable upon conversion of our Series A Preferred Stock.

(3)	Assumes the issuance of 3,000,000 shares which may be offered by the Company pursuant to this prospectus.

(4)	Patrick J. Herbert, III is the trustee.

(5)	United States Trust Company, N.A. is the trustee.

In November 2002, we sold the Series A Preferred Stock in a private placement to a number of current shareholders mainly comprised of W.B. & Co., an Illinois partnership of which Patrick J. Herbert, III, a director of the Company, is a general partner, for an aggregate purchase price of $12,000,000. Each share of the Series A Preferred Stock has an initial conversion price of $6.69 per share of common stock, participates on an as-converted basis with any dividends declared and paid on the common stock and is entitled to receive a preferred cumulative dividend payable at an annual rate of 8% of the sum of $1,000 plus any accumulated and unpaid dividends, reduced by the amount of dividends paid on the common stock into which the share of Series A Preferred Stock is convertible. To the extent dividends paid on the common stock would yield a return in excess of the dividend on the Series A Preferred Stock, then subsequent dividends payable in respect of the Series A Preferred Stock will be reduced by the amount of such excess. We agreed to register the common stock issuable upon conversion of the Series A Preferred Stock under the Securities Act of 1933 and have it listed on the stock exchange on which our common stock is traded. The common stock ownership reported in the above table is calculated and shown as if the shares of Series A Preferred Stock were converted into common stock.

PLAN OF DISTRIBUTION

A. M. Castle and/or the selling stockholders, if applicable, may sell the securities in one or more of the following ways (or in any combination) from time to time:

•	through underwriters or dealers;

•	directly to one or more purchasers;

•	through agents; or

•	through any other methods described in a prospectus supplement.

The prospectus supplement will state the terms of the offering of the securities, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of such securities and the proceeds to be received by A. M. Castle and/or the selling stockholders, if any;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Securities may also be sold in one or more of the following transactions, or in any transactions described in a prospectus supplement:

•	block transactions in which a broker-dealer may sell all or a portion of the securities as agent but may position and resell all or a portion of the block as principal to facilitate the transaction;

•	purchase by a broker-dealer as principal and resale by the broker-dealer for its own account;

•	a special offering, an exchange distribution or a secondary distribution in accordance with the rules of any exchange on which the securities are listed;

•	ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;

•	sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise;

•	sales in other ways not involving market makers or established trading markets, including direct sales to purchasers.

The securities we and/or the selling stockholders sell by any of the methods described above may be sold to the public, in one or more transactions, either:

•	at a fixed public offering price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

We and/or the selling stockholders, if applicable, may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

We and/or the selling stockholders, if applicable, may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from A. M. Castle at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

Any underwriters and agents may be entitled under agreements entered into with A. M. Castle and/or the selling stockholders, if applicable, to indemnification by A. M. Castle and/or the selling stockholders, if applicable, against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make. Any underwriters and agents may engage in transactions with, or perform services for A. M. Castle and its affiliates in the ordinary course of business.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3, including exhibits and schedules, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. For further information about us and our common stock, you should refer to the registration statement.

We file annual, quarterly, and current reports, proxy statements and other information with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934. You may read, without charge, and copy, at prescribed rates, all or any portion of the registration statement or any reports, statements or other information in the files at the Public Reference Room at the SEC’s principal office at 100 F Street, N.E., Washington, D.C., 20549. You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our filings, including the registration statement, are also available to you on the internet website maintained by the SEC at http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are incorporating by reference in this prospectus the documents we file with the SEC. This means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information contained in this prospectus. We are incorporating by reference the following documents:

•	Our Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC on March 22, 2007.

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed with the SEC on May 4, 2007.

•	Our Schedule 14A filed with the SEC on March 26, 2007.

•	Our Current Reports on Form 8-K filed with the SEC on September 8, 2006, January 30, 2007 and March 12, 2007 and our Current Reports on Form 8-K/A filed with the SEC on November 7, 2006 and March 12, 2007.

•	Unaudited Pro Forma financial information for the years ended December 31, 2006 and December 31, 2005 of A. M. Castle & Co. and Transtar Intermediate Holdings #2, Inc., which has been filed as Exhibit 99.1 to the registration statement that includes this prospectus.

We do not incorporate portions of any document that is either (a) described in paragraphs (d)(1) through (3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (b) furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K. We hereby incorporate by reference all future filings by us made pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus.

We will provide without charge upon written or oral request, a copy of any or all of the documents which are incorporated by reference to this prospectus, other than exhibits which are specifically incorporated by reference into those documents. Requests should be directed to the General Counsel, A. M. Castle & Co., 3400 North Wolf Road, Franklin Park, Illinois 60131, telephone (847) 455-7111.

FORWARD-LOOKING STATEMENTS

The matters discussed in this prospectus and any accompanying prospectus supplements that are forward-looking statements are based on management expectations that involve substantial risks and uncertainties, which could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will be,” “will continue,” “will likely result,” “would” and other words and terms of similar meaning in conjunction with a discussion of future operating or financial performance or future events. You should read statements that contain these words carefully, because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other “forward-looking” information.

The factors listed under “Risk Factors,” as well as any cautionary language in this prospectus and any accompanying prospectus supplements, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Although we believe that our expectations are based on reasonable assumptions, actual results may differ materially from those in the forward-looking statements as a result of various factors, including, but not limited to, those described above under the heading “Risk Factors” and elsewhere in this prospectus and any accompanying prospectus supplements. Before you invest in our common stock, you should read this prospectus and any accompanying prospectus supplements completely and with the understanding that our actual future results may be materially different from what we expect.

Forward-looking statements speak only as of the date of this prospectus and any accompanying prospectus supplements as applicable. Except as required under federal securities laws and the rules and regulations of the SEC, we do not have any intention, and do not undertake, to update any forward-looking statements to reflect events or circumstances arising after the date of this prospectus or any accompanying prospectus supplements as applicable, whether as a result of new information, future events or otherwise. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements included in this prospectus or that may be made elsewhere from time to time by, or on behalf of, us. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby has been passed upon for us by Venable LLP, Baltimore, Maryland.

EXPERTS

The financial statements, the related financial statement schedule and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference to the Annual Report on Form 10-K of A. M. Castle & Co. for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance on the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Transtar Intermediate Holdings #2, Inc. and Subsidiaries as of and for the years ended December 31, 2005 and 2004 incorporated in this prospectus by reference from the Current Report on Form 8-K/A of A. M. Castle & Co. dated November 7, 2006 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

4,347,826 Shares

Common Stock

Prospectus Supplement
May 23, 2007

Joint Book-Running Lead Managers

William Blair & Company	Jefferies & Company

KeyBanc Capital Markets	Davenport & Company LLC